Exhibit 99.1

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

QUARTERLY REPORT

Quarter ended June 30, 2012

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

CONTENTS OF QUARTERLY REPORT

Quarter ended June 30, 2012

CAUTIONARY STATEMENTS

Forward-looking statements

This document and oral statements made in connection with this document may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect”, “believe”, “intend”, “anticipate”, “estimate”, “will”, “may”, “could”, “should” and similar expressions. Pinafore Holdings B.V. (the ‘Company’) cautions that any forward-looking statements made by the Company, including those made in or in connection with this document in relation to the outlook for the remainder of 2012, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties were described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. Other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.

Non-GAAP measures

We assess the financial performance of our businesses using a variety of measures. Certain of these measures are not explicitly defined under International Financial Reporting Standards (‘IFRS’) and are therefore termed ‘non-GAAP measures’. We do not regard these measures as a substitute for, or superior to, the most directly comparable measures defined under IFRS. The non-GAAP measures that we use may not be directly comparable with similarly-titled measures used by other companies. Reconciliations of the profit for the period to the non-GAAP measure ‘adjusted EBITDA’ are presented in notes 2 and 7 to the accompanying financial statements and the components of ‘net debt’ as at June 30, 2012 and as at December 31, 2011, are set out on page 7 of this Quarterly Report.

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

INTRODUCTION

Management’s Discussion and Analysis should be read in conjunction with the unaudited condensed consolidated financial statements included elsewhere in this report, which cover the 13-week period (‘Q2 2012’) and six month period (‘6M 2012’) ended June 30, 2012 with comparative information for the 13-week period (‘Q2 2011’) and six month period (‘6M 2011’) ended July 2, 2011.

As used herein, the terms ‘we’, ‘us’, ‘our’, or ‘the Group’, unless the context requires otherwise, mean the Company and its subsidiaries.

Overview

We are a diversified global engineering and manufacturing company with a portfolio of market-leading businesses. Our products are highly engineered and used in the industrial, automotive and construction end markets. We have a broad collection of premier brands that are among the most globally recognized in their respective end markets. Approximately 45% of our Q2 2012 sales were generated from the global industrial replacement end market and automotive aftermarket. Our industrial replacement business provides us with exposure to a broad range of industrial end market segments that have an ongoing need for replacement parts, and the automotive aftermarket also provides us with both a stable source of revenue and our highest margins.

Our revenue and earnings base is highly diversified by product, geography, end market and customer. We derive revenues from nearly every developed country across the globe and are well-positioned in most major emerging markets with our industrial and automotive component products. Highlighting the diversity of the end markets in which our ongoing segments operate, our Q2 2012 sales analyzed by end market were as follows:

$ million, unless otherwise specified	Industrial replacement		Industrial original equipment		Automotive aftermarket		Automotive original equipment		Total
	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011
– Gates North America	118.7	107.6	83.7	70.9	133.5	135.3	21.1	18.7	357.0	332.5
– Gates EMEA	50.6	53.5	27.7	30.2	66.7	78.7	47.0	57.4	192.0	219.8
– Gates APAC	39.7	42.4	29.8	35.0	34.0	34.2	72.8	73.1	176.3	184.7
– Gates South America	15.2	12.6	5.9	6.4	10.1	8.0	6.8	8.9	38.0	35.9

Gates	224.2	216.1	147.1	142.5	244.3	256.2	147.7	158.1	763.3	772.9

			Non-residential construction		Residential construction		Manufactured housing		Total
			Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011
– Air Distribution			176.4	179.6	49.9	44.4	—	—	226.3	224.0
– Bathware			—	—	28.5	25.7	0.9	0.9	29.4	26.6

Building Products			176.4	179.6	78.4	70.1	0.9	0.9	255.7	250.6

Ongoing operations									1,019.0	1,023.5

INDUSTRY TRENDS AND OUTLOOK

The US Federal Reserve Industrial Production index was on average 4.4% higher in the first six months of 2012 than the same period in 2011, and increased by 0.9% compared with March 2012. European industrial production (as measured by the Eurostat Industrial Production index), declined during the first five months of 2012 and was down by 2.7% in May 2012 compared with May 2011. Year-to-date industrial production in China, as measured by the National Bureau of Statistics in China grew by 10.5%, compared with 14.3% for the same period in 2011.

For the remainder of 2012, we expect North American industrial production to grow, but at a slower rate than in the first half of 2012. In Europe and South America, we expect continued weakness, with further declines possible. Industrial activity in Asia is expected to remain weak despite government attempts to stimulate the economy.

The US automotive aftermarket continued to grow. US miles driven, a key driver of vehicle repair, was up by 1.2% year-on-year in the year to May 2012 and increased by 2.3% in the month of May alone. The price of gasoline declined in Q2 2012 and stood 3.8% lower at the end of June 2012 compared with June 2011. For 2012 as a whole, we expect the global automotive aftermarket to grow by around 3%.

Global automotive original equipment (‘OE’) volumes (as measured by IHS Global Insight Inc., ‘IHS’) were up by 8.6% for the first half of 2012 year-on-year, driven by growth in North America and Asia, where volumes were up significantly, but offset by declines in Europe and South America. Global volumes grew by 10.0% year-on-year in Q2 2012 compared with 7.3% in Q1 2012. For 2012 as a whole, global production volumes are forecast by IHS to grow by 5%, with volumes in North America and Asia forecast to grow by 13% and 9% respectively and volumes in Europe expected to decline by 6%.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

In the year to June 2012, US non-residential construction declined by 4.2% on a square foot basis and by 16.2% on a dollar value basis (as measured by Dodge). For 2012 as a whole, this end market is forecasted by McGraw-Hill to be flat on a square foot basis and decline by 6% on a dollar value basis. In the US residential end market, US housing starts in the year to June 2012 increased by 27%, and are expected to be around 740,000 units for 2012 as a whole.

RESULTS OF OPERATIONS

Summary Group performance

Unless otherwise indicated, all commentary in this section is for continuing operations.

$ million	Q2 2012	Q2 2011*	6M 2012	6M 2011*
Continuing operations
Sales	1,019.0	1,167.7	2,025.0	2,311.2
Cost of sales	(657.8)	(795.3)	(1,317.3)	(1,571.3)

Gross profit	361.2	372.4	707.7	739.9

Gross profit margin	35.4%	31.9%	34.9%	32.0%
Adjusted EBITDA margin	17.7%	15.9%	17.1%	15.7%

Adjusted EBITDA	180.6	185.7	346.0	363.2
Depreciation and amortization	(70.8)	(82.9)	(142.1)	(163.8)
Share-based incentives	(13.1)	(24.7)	(29.5)	(49.2)
Transaction costs	—	(0.4)	—	(0.8)
Impairments	(1.9)	—	(3.7)	—
Restructuring costs	(6.9)	(12.7)	(12.9)	(18.0)
Net (loss)/gain on disposals and on the exit of businesses	(0.2)	1.0	—	1.2

Operating profit	87.7	66.0	157.8	132.6

Net finance costs	(64.5)	(62.8)	(114.3)	(124.7)
Income tax benefit/(expense)	50.5	(12.8)	37.3	(28.5)

Profit/(loss) for the period	73.7	(9.6)	80.8	(20.6)

*	Re-presented (see note 7 to the accompanying financial statements)

Sales

Sales in Q2 2012 were $1,019.0 million (Q2 2011: $1,167.7 million), a decrease of 12.7% that was due mainly to the disposal of businesses during 2011. The disposals resulted in a decrease in sales of $144.2 million for the quarter compared with Q2 2011. Excluding this impact and the effect on sales of unfavorable movements in average exchange rates, sales improved by 2.4% compared with Q2 2011. The Group’s year-to-date performance followed a similar trend, decreasing from $2,311.2 million in 6M 2011 to $2,025.0 million in 6M 2012 with the 2011 business disposals accounting for the majority of this movement. Sales for the six months grew by 2.2% after excluding the impact of disposals and movements in exchange rates.

Gates’ sales declined by 1.2% in Q2 2012 compared with the Q2 2011, due mainly to adverse movements in exchange rates. Excluding this impact, sales increased by 2.2%, driven by strong sales to industrial markets in North America and a continued recovery in Gates South America’s sales to the automotive aftermarket. Further softening in European automotive markets and Asian industrial markets, particularly in Japan, partially offset these gains. Sales for the six months, excluding the effect of exchange rate movements, were up by 2.1% over 6M 2011.

Building Products’ sales increased by 2.0%, from $250.6 million in Q2 2011 to $255.7 million in Q2 2012. This increase was driven primarily by pricing actions in the quarter. Higher sales to US residential end markets were partially offset by lower sales to the US non-residential markets. Sales for the six months were also higher by 2.0% compared with 6M 2011.

Gross profit

Gross profit was $361.2 million (Q2 2011: $372.4 million). Cost of sales decreased by 17.3% due principally to the impact of the businesses that were disposed of during 2011, which contributed approximately $120 million to the Q2 2011 cost of sales.

Our gross profit margin for Q2 2012 was 35.4%, an improvement over the Q2 2011 margin of 31.9%, driven by the disposal of lower-margin businesses during 2011 and further pricing actions. The margin for the six months was 34.9% (6M 2011: 32.0%).

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Adjusted EBITDA

Adjusted EBITDA for Q2 2012 was $180.6 million (Q2 2011: $185.7 million), but grew by 12.5% after excluding the impact of exchange rates and disposed businesses. The adjusted EBITDA margin for the quarter improved to 17.7% (Q2 2011: 15.9%), reflecting higher North American sales by both our Gates and Building Products businesses, the benefit of restructuring and cost reduction initiatives and the disposal of lower-margin businesses during 2011. Adjusted EBITDA for 6M 2012 was lower at $346.0 million (6M 2011: $363.2 million), but increased by 8.9% after excluding the impact of exchange rates and disposed businesses. Building Products contributed approximately half of this growth due to the combination of stronger residential markets in the second quarter and the benefit of higher selling prices throughout 2012. The adjusted EBITDA margin for 6M 2012 consequently rose from 15.7% in 6M 2011 to 17.1% in 6M 2012.

Restructuring costs

Restructuring costs for the first six months of 2012 were $12.9 million (6M 2011: $18.0 million), and in both years related principally to our Sierra initiative that focuses on continuous identification and implementation of cost reduction opportunities and efficiency improvements across many of the Group’s businesses.

Net finance costs

Net finance costs increased from $62.8 million in Q2 2011 to $64.5 million in Q2 2012. Although the principal amount of debt outstanding reduced following repayments during the quarter, and also during the second half of 2011, the lower interest charge was more than offset by fair value and amortized cost adjustments. These adjustments included a loss of $6.6 million relating to the change in fair value of the embedded interest rate floors and a net loss of $5.3 million in relation to the re-estimation of the future cash flows in relation to certain borrowings held at amortized cost.

Net finance costs reduced from $124.7 million in 6M 2011 to $114.3 million in 6M 2012, as the impact of the lower interest charge on reduced principal debt balances more than offset the fair value and amortized cost adjustments described above. The year-to-date movement also included an increase in net finance costs of $9.6 million due to the currency exchange rate movements on hedging instruments, primarily in the first quarter.

The key components of net finance costs may be summarized as follows:

$ million	Q2 2012	Q2 2011*	6M 2012	6M 2011*
Net bank interest and interest on other loans:
– Term loans	26.5	30.9	53.6	67.4
– Second Lien Notes	25.0	28.3	50.0	57.5
– 2011 and 2015 Notes	0.3	0.5	0.6	4.2
– Other	0.3	(0.1)	0.4	(0.2)

	52.1	59.6	104.6	128.9
Net finance income in relation to post-employment benefits	(3.5)	(0.7)	(6.5)	(1.3)
Loss/(gain) on embedded derivatives	6.6	0.2	5.1	(2.8)
Currency translation loss/(gain) on hedging instruments	2.3	0.3	1.8	(7.8)
Net loss on financial liabilities held at amortized cost	5.3	—	5.3	0.1
Other	1.7	3.4	4.0	7.6

	64.5	62.8	114.3	124.7

*	Re-presented (see note 7 to the accompanying financial statements)

Income tax expense

During Q2 2012, the income tax benefit attributable to continuing operations was $50.5 million (Q2 2011: expense of $12.8 million) on a profit before tax of $23.2 million (Q2 2011: $3.2 million). The tax income benefit for the six months was $37.3 million (6M 2011: expense of $28.5 million) on a profit before tax of $43.5 million (6M 2011: $7.9 million).

Our effective tax rate for both the quarter and the six months ended June 30, 2012 was affected by items such as the compensation expense recognized on share-based payments that are not deductible for tax purposes in certain jurisdictions. In addition, a number of discrete tax items further impacted the effective tax rate compared with the statutory tax rates that are applicable in the jurisdictions in which we operate, the primary item being the recognition of deferred tax assets for tax losses that may now be crystalized against potential gains on the sale of Dexter.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Analysis by operating segment

				Sales			Adjusted EBITDA
	Q2 2012 $ million	Q2 2011* $ million	6M 2012 $ million	6M 2011* $ million	Q2 2012 $ million	Q2 2011* $ million	6M 2012 $ million	6M 2011* $ million
Continuing operations
Gates:
– Gates North America	357.0	332.5	707.8	666.6	88.5	81.1	168.6	162.8
– Gates EMEA	192.0	219.8	396.5	437.9	31.4	30.6	63.3	60.4
– Gates APAC	176.3	184.7	344.0	354.2	33.2	36.7	65.2	72.4
– Gates South America	38.0	35.9	81.2	76.1	2.4	1.2	6.4	4.6

	763.3	772.9	1,529.5	1,534.8	155.5	149.6	303.5	300.2
Building Products:
– Air Distribution	226.3	224.0	437.1	431.3	33.6	23.9	59.1	44.5
– Bathware	29.4	26.6	58.4	54.6	0.6	(0.8)	0.5	(1.7)

	255.7	250.6	495.5	485.9	34.2	23.1	59.6	42.8
Corporate	—	—	—	—	(9.0)	(9.0)	(16.9)	(19.7)

Total ongoing	1,019.0	1,023.5	2,025.0	2,020.7	180.7	163.7	346.2	323.3

Exited businesses	—	144.2	—	290.5	(0.1)	22.0	(0.2)	39.9

Continuing operations	1,019.0	1,167.7	2,025.0	2,311.2	180.6	185.7	346.0	363.2

Discontinued operations
– Sensors & Valves	36.0	116.5	147.9	237.3	5.3	20.5	21.8	43.2
– Dexter	83.8	73.5	173.8	152.1	13.6	10.6	31.0	23.6

	119.8	190.0	321.7	389.4	18.9	31.1	52.8	66.8

Total operations	1,138.8	1,357.7	2,346.7	2,700.6	199.5	216.8	398.8	430.0

*	Re-presented (see note 2 and note 7 to the accompanying financial statements)

Ongoing segments

		Q2 Adjusted EBITDA margin (%)		6M Adjusted EBITDA margin (%)
		2012	2011	2012	2011
Gates North America	35.0% of continuing sales	24.8%	24.4%	23.8%	24.4%

Sales in Q2 2012 were $357.0 million (Q2 2011: $332.5 million), an increase of 7.4% due principally to continued growth in the industrial end markets. Year-to-date sales were $707.8 million (6M 2011: $666.6 million), an increase of 6.2%, driven by stronger sales to most end markets.

Adjusted EBITDA for Q2 2012 was $88.5 million (Q2 2011: $81.1 million), rising broadly in line with sales, but also benefitting from a weaker comparative due to the impact in Q2 2011 of the Glade Springs tornado. Higher labor and material costs during the quarter were more than offset by higher selling prices and continuous efficiency improvements. The year-to-date adjusted EBITDA increased by $5.8 million to $168.6 million.

		Q2 Adjusted EBITDA margin (%)		6M Adjusted EBITDA margin (%)
		2012	2011	2012	2011
Gates EMEA	18.8% of continuing sales	16.4%	13.9%	16.0%	13.8%

Sales in Q2 2012 were $192.0 million (Q2 2011: $219.8 million), a decrease of 12.6%. Sales to the automotive end markets declined during the quarter, in part due to an in-sourcing project. Adverse average exchange rate movements during the quarter further reduced reported sales, although this impact was partially offset by pricing gains, particularly in the Industrial Replacement end market. Year-to-date sales were $396.5 million (6M 2011: $437.9 million), a decrease of 9.5%.

Adjusted EBITDA for Q2 2012 increased by $0.8 million compared with Q2 2011 as the impact of lower sales was offset primarily by the benefits of our continuous improvement initiatives, particularly in relation to material costs and efficiencies. The adjusted EBITDA for the six months followed a similar trend, increasing from $60.4 million in 6M 2011 to $63.3 million in 6M 2012.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

		Q2 Adjusted EBITDA margin (%)		6M Adjusted EBITDA margin (%)
		2012	2011	2012	2011
Gates APAC	17.3% of continuing sales	18.8%	19.9%	19.0%	20.4%

Sales were $176.3 million (Q2 2011: $184.7 million) a decline of 4.5%, driven by decreased sales to all end markets, particularly in Japan. Year-to-date sales were $344.0 million (6M 2011: $354.2 million), a decrease of 2.9%.

Adjusted EBITDA for Q2 2012 was $33.2 million, a decrease of $3.5 million compared with Q2 2011 due primarily to lower sales and adverse exchange rate impacts. The year-to-date adjusted EBITDA decreased by $7.2 million to $65.2 million.

		Q2 Adjusted EBITDA margin (%)		6M Adjusted EBITDA margin (%)
		2012	2011	2012	2011
Gates South America	3.7% of continuing sales	6.3%	3.3%	7.9%	6.0%

Sales were $38.0 million (Q2 2011: $35.9 million) an increase of 5.8%, driven primarily by higher sales to the industrial replacement end market, partially offset by lower automotive sales and the adverse impact of the strengthening of the US dollar. Year-to-date sales were $81.2 million (6M 2011: $76.1 million), an increase of 6.7%.

Adjusted EBITDA for the quarter was $2.4 million (Q2 2011: $1.2 million) as a result of further manufacturing efficiencies, partially offset by raw material inflation. The quarter continued the improvement achieved in the first quarter of 2012, with adjusted EBITDA for the six months reaching $6.4 million compared with $4.6 million in 6M 2011.

		Q2 Adjusted EBITDA margin (%)		6M Adjusted EBITDA margin (%)
		2012	2011	2012	2011
Air Distribution	22.2% of continuing sales	14.8%	10.7%	13.5%	10.3%

Sales were $226.3 million (Q2 2011: $224.0 million), an increase of 1.0% due to higher selling prices and the strengthening residential market. These increases were partially offset by declining sales to the non-residential construction market, which weakened compared with the first quarter. Year-to-date sales were $437.1 million (6M 2011: $431.3 million).

Adjusted EBITDA for Q2 2012 increased by $9.7 million to $33.6 million due to higher selling prices and favorable movements in material and freight costs. The year-to-date adjusted EBITDA rose to $59.1 million from $44.5 million in 6M 2011.

		Q2 Adjusted EBITDA margin (%)		6M Adjusted EBITDA margin (%)
		2012	2011	2012	2011
Bathware	2.9% of continuing sales	2.0%	(3.0)%	0.9%	(3.1)%

Sales were $29.4 million (Q2 2011: $26.6 million), an increase of 10.5% due largely to growth in the residential construction market and market share gains. Year-to-date sales were $58.4 million (6M 2011: $54.6 million).

Bathware’s adjusted EBITDA for the quarter was $0.6 million (Q2 2011: loss of $0.8 million), accounting for the majority of the year-to-date adjusted EBITDA of $0.5 million (6M 2011: loss of $1.7 million). Increased sales volumes and cost savings more than offset higher freight costs and material inflation.

Corporate

Adjusted EBITDA for the six months for our Corporate segment was a loss of $16.9 million (6M 2011: a loss of $19.7 million), of which $9.0 million (Q2 2011: $9.0 million) related to Q2 2012. The decreased loss resulted primarily from a reduction in staff costs, partially offset by increased professional fees.

Exited businesses

Exited businesses comprise the Powertrain, Other I&A and Doors & Windows operating segments, all of which were exited before the start of the current year. During 6M 2011, these businesses contributed sales of $290.5 million and adjusted EBITDA of $39.9 million.

Discontinued operations

Sensors & Valves

During the second quarter of 2011, management actively began to seek prospective buyers for its Schrader Electronics and Schrader International businesses, which together constitute the Sensors & Valves operating segment.

On April 27, 2012, the Group concluded the disposal of the Schrader businesses to an affiliate of private equity firm Madison Dearborn Partners, LLC for a cash consideration of approximately $505 million. The Group also retained a small non-controlling interest in the equity of the parent of the acquiring entity.

Prior to its disposal, Sensors & Valves’ contributed sales to the Group of $36.0 million and adjusted EBITDA of $5.3 million in Q2 2012. The year-to-date contributions were $147.9 million to Group sales and $21.8 million to our adjusted EBITDA. The Group has recognized a net gain of $162.9 million in relation to the disposal.

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Dexter

During the second quarter of 2012, we commenced an active disposal process for our Dexter Axle business, a leading manufacturer of axle components for the utility, industrial trailer and recreational vehicle end market segments primarily in the US. The business comprises the Dexter operating segment and has been classified as a discontinued operation. Comparative information for Q2 2011 and 6M 2011 has been re-presented to reflect this classification.

Sales were $83.8 million for the quarter (Q2 2011: $73.5 million), an increase of 14.0%. Dexter’s year-to-date sales were higher by $21.7 million compared with 6M 2011, the increase in both quarters was driven primarily by higher sales to the industrial utility end market. Adjusted EBITDA for the six months was $31.0 million (6M 2011: $23.6 million), with $13.6 million earned in the second quarter (Q2 2011: $10.6 million).

LIQUIDITY AND RESOURCES

Cash flow

Cash generated from operations was $221.0 million in 6M 2012 compared with $215.0 million in 6M 2011. Operating cash flow before movements in working capital was $360.4 million compared with $353.5 million in 6M 2011, an increase of $6.9 million due largely to the improvement in the Group’s profitability as measured by adjusted EBITDA. Movements in working capital during 6M 2012 were broadly in line with 6M 2011.

Gross capital expenditure was $47.1 million (6M 2011: $60.0 million). Excluding the proceeds on asset sales arising from restructurings, net capital expenditure was $46.2 million (6M 2011: $57.9 million).

Cash outflow on restructurings was $11.9 million (6M 2011: $17.4 million), which was net of proceeds on related asset sales of $2.0 million (6M 2011: $13.2 million).

Net cash interest paid was $82.3 million, compared with $106.7 million in 6M 2011. The majority of this decrease is due to the reduction in principal debt outstanding during the second half of 2011. Cash flows arising on acquisitions and disposals included $497.5 million received on the disposal of the businesses comprising the Group’s Sensors & Valves segment during April 2012, including $2.5 million relating to the disposal the investment in an associate, Schrader Duncan Limited. Further details of these disposals are set out in note 19 to the accompanying financial statements.

The table below shows the movements in net debt:

$ million	6M 2012	6M 2011
Opening net debt	(2,324.8)	(2,865.0)

Controllable operating cash flows
Adjusted EBITDA	398.8	430.0
Change in working capital and provisions	(142.3)	(141.3)
Capital expenditure	(47.1)	(60.0)
Asset disposals	0.9	2.1
Other movements	(0.2)	0.4

	210.1	231.2
Restructuring cash flows
Restructuring cash outflows	(13.9)	(30.6)
Proceeds on asset disposals arising on restructuring	2.0	13.2

	(11.9)	(17.4)
Financing, tax and post-employment benefit cash flows
Interest paid (net)	(82.3)	(106.7)
Deferred financing costs	—	(34.8)
Post-employment benefit funding in excess of income statement movement	(21.7)	(39.4)
Tax paid	(41.8)	(56.0)
Other movements	—	(0.4)

	(145.8)	(237.3)
Cash flows arising on acquisitions and disposals
Acquisitions and disposals (net)	495.1	6.7

Total cash flows before dividends paid	547.5	(16.8)

Dividends paid to minority shareholders in subsidiaries	(21.2)	(43.9)
Foreign currency movements	(3.9)	4.3

Closing net debt	(1,802.4)	(2,921.4)

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PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Net debt may be analyzed as follows:

$ million	As at June 30, 2012	As at December 31, 2011
Total operations
Borrowings:
– Bank overdrafts	(3.7)	(5.5)
– Bank and other loans	(2,632.2)	(2,814.4)

	(2,635.9)	(2,819.9)
Obligations under finance leases	(2.6)	(2.8)

Debt	(2,638.5)	(2,822.7)
Cash and cash equivalents	819.1	480.0
Collateralized cash	16.5	17.7
Foreign currency derivatives	0.5	0.2

Net debt	(1,802.4)	(2,324.8)

Borrowings

Summary

As at June 30, 2012, the Group’s borrowings consisted principally of two term loans under the Senior Secured Credit Facilities and the Second Lien Notes that were used to finance the acquisition of Tomkins.

The Group’s borrowings as at June 30, 2012 may be analyzed as follows:

$ million		Carrying amount		Principal amount
	As at June 30, 2012	As at December 31, 2011	As at June 30, 2012	As at December 31, 2011
Bank overdrafts	3.7	5.5	3.7	5.5
Bank and other loans:
– Secured
Term Loan A	111.2	223.4	120.5	238.1
Term Loan B	1,320.0	1,398.3	1,442.1	1,503.7
Second Lien Notes	1,031.6	994.4	1,035.0	1,035.0

	2,462.8	2,616.1	2,597.6	2,776.8
– Unsecured
2015 Notes	21.5	20.8	20.5	20.4
Other loan notes	13.5	15.5	13.5	15.5
Other bank loans	0.6	1.7	0.6	1.7

	35.6	38.0	34.6	37.6

	2,502.1	2,659.6	2,635.9	2,819.9

Details of the Group’s borrowings together with a reconciliation of their carrying amount to their principal amount are presented in note 14 to the accompanying financial statements.

Repayment of debt

During 6M 2012, the Group made contractual quarterly amortization payments of $10.1 million against Term Loan A and $7.5 million against Term Loan B. On April 16, 2012, the Group made an optional prepayment at par under Term Loan A of $85.0 million, plus accrued interest thereon.

In addition, as a consequence of the disposal of the Schrader businesses in April 2012, the Group was required to make an offer to prepay a portion of the term loans to the extent of the net cash proceeds received from the sale, after certain adjustments as determined under the credit agreement. As a result, on May 11, 2012, the Group prepaid $22.5 million against Term Loan A and $54.1 million against Term Loan B. As at June 30, 2012, the principal amount outstanding under Term Loan A was $120.5 million and that under Term Loan B was $1,442.1 million.

On June 21, 2012, the Group initiated a tender offer to purchase for cash up to $475 million of the principal amount outstanding of the Second Lien Notes. In conjunction with the tender offer, consent was sought from the holders for certain amendments to the Indenture governing the notes, primarily to increase the Group’s capacity to make distribution payments. The offer was fully subscribed and, on July 20, 2012, the Group paid $547.1 million, which included an aggregate premium of $59.2 million and accrued interest of $12.9 million.

On July 24, 2012, we gave notice to the holders of the Second Lien Notes of our intention to exercise in full one of the call options available in respect of the notes. The resulting prepayment of an aggregate principal amount of $115.0 million, plus the required 3% premium and interest accrued up to the redemption date, is expected to be made on September 4, 2012.

PAGE | 7

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Borrowing headroom

As at June 30, 2012, the Group’s committed revolving credit facility of $300.0 million was undrawn for cash but there were letters of credit outstanding against the facility amounting to $56.6 million. Also, the Group had drawn $3.7 million against uncommitted borrowing facilities and had outstanding performance bonds, letters of credit and bank guarantees amounting to $32.3 million (in addition to those outstanding under the revolving credit facility).

Overall, therefore, the Group’s committed borrowing headroom was $207.4 million, in addition to cash balances of $835.6 million (including collateralized cash of $16.5 million).

Borrowing covenants

The Group is subject to covenants, representations and warranties in respect of the Senior Secured Credit Facilities including two financial covenants as defined in the credit agreement. Firstly, the ratio of ‘consolidated total debt’ to ‘consolidated EBITDA’ (the ‘total leverage ratio’) must not exceed 5.40 times (for the covenant test period ended June 30, 2012, the ratio was 3.68 times). Secondly, the ratio of ‘consolidated EBITDA’ to ‘consolidated net interest’ (the ‘interest coverage ratio’) must not be less than 2.05 times (for the covenant test period ended June 30, 2012, the ratio was 4.02 times).

Any future non-compliance with the borrowing covenants could, if not waived, constitute an event of default and may, in certain circumstances, lead to an acceleration of the maturity of borrowings drawn down and the inability to access committed facilities.

PAGE | 8

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

	Note	Q2 2012 $ million	Q2 2011* $ million	6M 2012 $ million	6M 2011* $ million
Continuing operations
Sales	2	1,019.0	1,167.7	2,025.0	2,311.2
Cost of sales		(657.8)	(795.3)	(1,317.3)	(1,571.3)

Gross profit		361.2	372.4	707.7	739.9
Distribution costs		(119.7)	(126.8)	(239.2)	(256.4)
Administrative expenses		(145.1)	(168.2)	(294.5)	(334.5)
Transaction costs		—	(0.4)	—	(0.8)
Impairments		(1.9)	—	(3.7)	—
Restructuring costs	3	(6.9)	(12.7)	(12.9)	(18.0)
Net (loss)/gain on disposals and on the exit of businesses	3	(0.2)	1.0	—	1.2
Share of profit of associates		0.3	0.7	0.4	1.2

Operating profit		87.7	66.0	157.8	132.6

Interest expense	4	(74.5)	(80.2)	(144.8)	(171.4)
Investment income	5	18.9	17.9	37.4	36.1
Other finance (expense)/income	6	(8.9)	(0.5)	(6.9)	10.6
Net finance costs		(64.5)	(62.8)	(114.3)	(124.7)

Profit before tax		23.2	3.2	43.5	7.9
Income tax benefit/(expense)		50.5	(12.8)	37.3	(28.5)

Profit/(loss) for the period from continuing operations		73.7	(9.6)	80.8	(20.6)

Discontinued operations
Profit for the period from discontinued operations	7	107.3	13.1	129.3	31.8

Profit for the period		181.0	3.5	210.1	11.2
Non-controlling interests		(5.9)	(6.1)	(10.9)	(13.0)

Profit/(loss) for the period attributable to equity shareholders		175.1	(2.6)	199.2	(1.8)

*	Re-presented (see note 7)

PAGE | 9

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million
Profit for the period	181.0	3.5	210.1	11.2

Other comprehensive (loss)/income
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	(81.8)	47.5	(10.1)	154.6
Associates	(0.2)	—	(0.1)	0.5
– Gain/(loss) on net investment hedges	3.8	(1.6)	0.4	(9.2)
– Reclassification to profit or loss of currency translation gain on foreign operations sold	(5.4)	—	(5.4)	—

	(83.6)	45.9	(15.2)	145.9
Available-for-sale investments:
– Unrealized (loss)/gain recognized in the period	(0.2)	0.1	0.1	—

Post-employment benefits:
– Net actuarial (loss)/gain	(13.7)	(9.6)	(37.5)	13.2
– Effect of the asset ceiling	(4.9)	(4.6)	6.7	(17.9)

	(18.6)	(14.2)	(30.8)	(4.7)

Other comprehensive (loss)/income before tax	(102.4)	31.8	(45.9)	141.2
Income tax benefit/(expense)	7.3	2.8	11.3	(0.5)

Other comprehensive (loss)/income	(95.1)	34.6	(34.6)	140.7

Comprehensive income for the period	85.9	38.1	175.5	151.9

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	(24.7)	12.6	31.5	88.3
Arising from discontinued operations	105.0	14.0	134.9	43.1
	80.3	26.6	166.4	131.4
– Non-controlling interests	5.6	11.5	9.1	20.5

	85.9	38.1	175.5	151.9

PAGE | 10

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Unaudited)

	Note	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million
Operating activities
Cash generated from operations	8	136.0	152.5	221.0	215.0
Income taxes paid		(33.7)	(30.6)	(45.8)	(57.1)
Income taxes received		3.1	1.0	4.0	1.1

Net cash inflow from operating activities		105.4	122.9	179.2	159.0

Investing activities
Purchase of property, plant and equipment		(25.4)	(24.7)	(44.1)	(55.9)
Purchase of computer software		(1.3)	(3.1)	(3.0)	(4.1)
Capitalization of development costs		(0.2)	(0.3)	(0.5)	(0.3)
Disposal of property, plant and equipment		0.4	10.6	2.9	15.5
Purchase of available-for-sale investments		(0.4)	—	(0.4)	—
Investments in associates		—	—	—	(0.4)
Sale of investments in associates		2.5	—	2.5	—
Purchase of interests in subsidiaries, net of cash acquired		—	(1.1)	(1.1)	(2.5)
Sale of businesses and subsidiaries, net of cash disposed		496.0	24.6	495.0	27.1
Interest received		0.6	0.7	1.1	1.2
Dividends received from associates		—	—	0.1	0.5

Net cash inflow/(outflow) from investing activities		472.2	6.7	452.5	(18.9)

Financing activities
Draw-down of bank and other loans		—	0.9	2.1	1.2
Repayment of bank and other loans		(172.0)	(48.7)	(184.5)	(68.2)
Premium on redemption of notes		—	—	—	(0.4)
(Payments)/receipts on foreign currency derivatives		(0.6)	(0.8)	(1.6)	7.8
Capital element of finance lease rental payments		(0.1)	(0.2)	(0.1)	(0.4)
Interest element of finance lease rental payments		—	—	(0.1)	(0.1)
(Increase)/decrease in collateralized cash		(0.6)	30.6	1.4	30.5
Purchase of non-controlling interest		—	(13.1)	—	(13.1)
Return of management investment		(0.9)	(0.7)	(0.9)	(0.7)
Interest paid		(65.7)	(26.5)	(83.3)	(107.8)
Financing costs paid		—	(5.3)	—	(34.8)
Dividend paid to a minority shareholder in a subsidiary		(4.5)	(24.0)	(21.2)	(43.9)

Net cash outflow from financing activities		(244.4)	(87.8)	(288.2)	(229.9)

Increase/(decrease) in net cash and cash equivalents		333.2	41.8	343.5	(89.8)
Net cash and cash equivalents at the beginning of the period		484.8	322.5	474.5	452.2
Foreign currency translation		(2.6)	1.3	(2.6)	3.2

Net cash and cash equivalents at the end of the period		815.4	365.6	815.4	365.6

Analysis of net cash and cash equivalents:

	As at June 30, 2012 $ million	As at December 31, 2011 $ million
Cash and cash equivalents	819.1	480.0
Bank overdrafts	(3.7)	(5.5)

	815.4	474.5

PAGE | 11

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

		UNAUDITED	AUDITED
	Note	As at June 30, 2012 $ million	As at December 31, 2011 $ million
Non-current assets
Goodwill	9	1,478.5	1,585.4
Other intangible assets	10	1,734.0	1,931.2
Property, plant and equipment	11	814.0	902.9
Investments in associates		6.8	6.6
Trade and other receivables	12	24.3	20.1
Deferred tax assets		48.8	7.9
Post-employment benefit surpluses	17	6.9	6.7

		4,113.3	4,460.8

Current assets
Inventories		580.5	571.7
Trade and other receivables	12	820.5	728.4
Income tax recoverable		33.8	20.5
Available-for-sale investments		16.2	1.1
Cash and cash equivalents		819.1	480.0

		2,270.1	1,801.7

Assets held for sale	13	311.8	442.7

Total assets		6,695.2	6,705.2

Current liabilities
Bank overdrafts	14	(3.7)	(5.5)
Bank and other loans	14	(507.2)	(42.4)
Obligations under finance leases		(0.2)	(0.2)
Trade and other payables	15	(559.6)	(545.0)
Income tax liabilities		(99.0)	(85.5)
Provisions	18	(31.9)	(33.9)

		(1,201.6)	(712.5)

Non-current liabilities
Bank and other loans	14	(1,991.2)	(2,611.7)
Obligations under finance leases		(2.4)	(2.6)
Trade and other payables	15	(52.0)	(47.2)
Post-employment benefit obligations	17	(199.8)	(197.1)
Deferred tax liabilities		(610.7)	(650.9)
Provisions	18	(24.2)	(25.3)

		(2,880.3)	(3,534.8)

Liabilities directly associated with assets held for sale	13	(85.0)	(114.3)

Total liabilities		(4,166.9)	(4,361.6)

Net assets		2,528.3	2,343.6

Capital and reserves
Share capital		—	—
Share premium account		2,145.5	2,143.3
Other reserves		(60.6)	(47.5)
Accumulated surplus/(deficit)		186.5	(20.9)

Shareholders’ equity		2,271.4	2,074.9
Non-controlling interests		256.9	268.7

Total equity		2,528.3	2,343.6

PAGE | 12

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

Three months ended June 30, 2012

Q2 2012

	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Other reserves $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at April 1, 2012	—	0.3	2,145.2	23.3	8.9	2,177.7	255.7	2,433.4

Profit for the period	—	—	—	—	175.1	175.1	5.9	181.0
Other comprehensive loss	—	—	—	(83.9)	(10.9)	(94.8)	(0.3)	(95.1)

Total comprehensive (loss)/income	—	—	—	(83.9)	164.2	80.3	5.6	85.9

Other changes in equity:
– Buy-back of shares from management	—	—	—	—	(0.9)	(0.9)	—	(0.9)
– Issue of ordinary ‘B’ shares	—	(0.3)	0.3	—	—	—	—	—
– Share-based incentives (including a tax benefit of $0.2 million)	—	—	—	—	14.3	14.3	0.1	14.4
– Dividends paid to minority shareholders	—	—	—	—	—	—	(4.5)	(4.5)

	—	(0.3)	0.3	—	13.4	13.4	(4.4)	9.0

As at June 30, 2012	—	—	2,145.5	(60.6)	186.5	2,271.4	256.9	2,528.3

Q2 2011

	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Other reserves $ million	Accumulated deficit $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at April 3, 2011	—	17.6	2,124.7	114.4	(98.1)	2,158.6	300.6	2,459.2

(Loss)/profit for the period	—	—	—	—	(2.6)	(2.6)	6.1	3.5
Other comprehensive income/(loss)	—	—	—	40.0	(10.8)	29.2	5.4	34.6

Total comprehensive income/(loss)	—	—	—	40.0	(13.4)	26.6	11.5	38.1

Other changes in equity:
– Share-based incentives (including a tax benefit of $0.1 million)	—	—	—	—	25.1	25.1	0.1	25.2
– Purchase of non-controlling interest	—	—	—	—	—	—	(13.1)	(13.1)
– Return of management investment	—	(0.7)	—	—	—	(0.7)	—	(0.7)
– Dividends paid to minority shareholders	—	—	—	—	—	—	(24.0)	(24.0)

	—	(0.7)	—	—	25.1	24.4	(37.0)	(12.6)

As at July 2, 2011	—	16.9	2,124.7	154.4	(86.4)	2,209.6	275.1	2,484.7

PAGE | 13

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

Six months ended June 30, 2012

6M 2012

	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Other reserves $ million	Accumulated deficit/ (surplus) $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at December 31, 2011	—	—	2,143.3	(47.5)	(20.9)	2,074.9	268.7	2,343.6

Profit for the period	—	—	—	—	199.2	199.2	10.9	210.1
Other comprehensive loss	—	—	—	(13.1)	(19.7)	(32.8)	(1.8)	(34.6)

Total comprehensive income/(loss)	—	—	—	(13.1)	179.5	166.4	9.1	175.5

Other changes in equity:
– Subscription for shares not yet issued	—	0.3	—	—	(0.3)	—	—	—
– Buy-back of shares from management	—	—	—	—	(0.9)	(0.9)	—	(0.9)
– Issue of ordinary ‘B’ shares	—	(0.3)	2.2	—	(1.9)	—	—	—
– Share-based incentives (including a tax benefit of $0.3 million)	—	—	—	—	31.0	31.0	0.3	31.3
– Dividends paid to minority shareholders	—	—	—	—	—	—	(21.2)	(21.2)

	—	—	2.2	—	27.9	30.1	(20.9)	9.2

As at June 30, 2012	—	—	2,145.5	(60.6)	186.5	2,271.4	256.9	2,528.3

6M 2011

	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Other reserves $ million	Accumulated deficit $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at December 31, 2010	—	17.6	2,124.7	16.2	(130.2)	2,028.3	311.5	2,339.8

(Loss)/profit for the period	—	—	—	—	(1.8)	(1.8)	13.0	11.2
Other comprehensive income/(loss)	—	—	—	138.2	(5.0)	133.2	7.5	140.7

Total comprehensive income/(loss)	—	—	—	138.2	(6.8)	131.4	20.5	151.9

Other changes in equity:
– Share-based incentives (including a tax benefit of $0.4 million)	—	—	—	—	50.6	50.6	0.1	50.7
– Purchase of non-controlling interest	—	—	—	—	—	—	(13.1)	(13.1)
– Return of management investment	—	(0.7)	—	—	—	(0.7)	—	(0.7)
– Dividends paid to minority shareholders	—	—	—	—	—	—	(43.9)	(43.9)

	—	(0.7)	—	—	50.6	49.9	(56.9)	(7.0)

As at July 2, 2011	—	16.9	2,124.7	154.4	(86.4)	2,209.6	275.1	2,484.7

PAGE | 14

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

The Company was incorporated on September 1, 2010 in and under the laws of The Netherlands. References herein to the ‘Group’ refer to the Company and its subsidiaries.

The condensed consolidated financial statements have been prepared on a going concern basis in accordance with IAS 34 ‘Interim Financial Reporting’ and were approved by the Board of Directors on August 6, 2012. These financial statements have not been subject to audit, but comparative numbers as at December 31, 2011 have been derived from the Group’s audited financial statements included in its Annual Report on Form 20-F, filed with the SEC on March 8, 2012.

The Group’s accounting policies are unchanged compared with the year ended December 31, 2011.

These condensed consolidated financial statements cover:

•	the 13-week period from April 1, 2012 to June 30, 2012 (‘Q2 2012’), with comparative information for the 13-week period from April 3, 2011 to July 2, 2011 (‘Q2 2011’); and

•	the 26-week period from January 1, 2012 to June 30, 2012 (‘6M 2012’), with comparative information for the 26-week period from January 1, 2011 to July 2, 2011 (‘6M 2011’).

Revisions to prior period tax estimates

During Q2 2012, as a consequence of the expected disposal of Dexter, the Group recognized a previously unrecognized deferred tax liability of $72.7 million as management now believes that the underlying temporary difference will be reversed in the foreseeable future. The related deferred tax charge is included in the (loss)/profit for the period from discontinued operations. Management also revised its estimate of the recoverability of a previously unrecognized tax asset of $92.3 million relating to historical capital losses, giving rise to a tax benefit in continuing operations.

2	SEGMENT INFORMATION

A)	BACKGROUND

The Group’s operating segments are identified by grouping together businesses that manufacture similar products, and, in the case of the Gates group of businesses, by grouping together businesses that operate in similar regions, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses.

The Group comprises a global engineering and manufacturing business and is organized for management reporting purposes into two ongoing business groups, Gates and Building Products. In addition, we report separately our exited businesses, which are those businesses that have been exited but do not meet the conditions to be classified as discontinued operations.

The Gates business group manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive aftermarkets throughout the world. The Building Products business group is comprised of two operating segments: Air Distribution and Bathware. Air Distribution supplies the industrial and residential heating, ventilation and air conditioning market, mainly in North America. Bathware manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America.

Three additional operating segments, Powertrain, Other I&A and Doors & Windows, are included in continuing operations, but are classified as exited businesses. The final two operating segments, Sensors & Valves and Dexter, are classified as discontinued operations (see note 7).

During 2011, the Group refocused its operations around the Gates brand and commenced the disposal of those businesses that are no longer a strategic fit for the Group. The internal reports presented to the Board reflect this re-focus on the performance of the Group’s ongoing businesses. As a consequence, the following changes to the Group’s operating segments were made:

•

the Gates businesses, which previously comprised the Power Transmission segment, the Fluid Power segment and a portion of the Other I&A segment, are now presented as the following four geographic segments: North America, Europe, Middle East & Africa (‘EMEA’), Asia and the Pacific Regions (‘APAC’) and South America;

•

the Stackpole businesses, previously included in the Power Transmission segment and which were sold in August 2011, are now presented as a separate segment named Powertrain, which is included in exited businesses;

•

the Dexter Axle business has been moved out of the Other I&A segment and presented as a separate segment (‘Dexter’), leaving the Plews, Dexter Chassis and Ideal businesses in the Other I&A segment, which is classified as an Exited Business, following the disposal of these businesses in July 2011, August 2011 and October 2011 respectively. As described in note 7, during Q2 2012, Dexter was classified as a discontinued operation.

Comparative information for Q2 2011 has been re-presented to reflect these changes.

PAGE | 15

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

B)	MEASURE OF SEGMENT PROFIT OR LOSS

The Board uses adjusted earnings before net finance costs, income taxes, depreciation and amortization (‘adjusted EBITDA’) to measure the profitability of each segment. Adjusted EBITDA is, therefore, the measure of segment profit or loss presented in the Group’s segment disclosures.

‘EBITDA’ represents profit or loss for the period before net finance costs, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses.

During the periods under review, the specific items excluded from EBITDA in arriving at adjusted EBITDA were as follows:

•	the compensation expense in relation to share-based incentives;

•	transaction costs incurred in business combinations;

•	impairments, comprising impairments of goodwill and material impairments of other assets;

•	restructuring costs; and

•	the net gain or loss on disposals and on the exit of businesses.

For the avoidance of any confusion, the non-GAAP measures ‘EBITDA’ and ‘adjusted EBITDA’ differ in certain respects to ‘consolidated EBITDA’ as defined in the financial covenants attaching to the Senior Secured Credit Facilities.

C)	SALES AND ADJUSTED EBITDA FOR Q2 2012 – CONTINUING OPERATIONS

	Sales		Adjusted EBITDA
	Q2 2012 $ million	Q2 2011* $ million	Q2 2012 $ million	Q2 2011* $ million
Ongoing segments
Gates:
– Gates North America	357.0	332.5	88.5	81.1
– Gates EMEA	192.0	219.8	31.4	30.6
– Gates APAC	176.3	184.7	33.2	36.7
– Gates South America	38.0	35.9	2.4	1.2

	763.3	772.9	155.5	149.6

Building Products:
– Air Distribution	226.3	224.0	33.6	23.9
– Bathware	29.4	26.6	0.6	(0.8)

	255.7	250.6	34.2	23.1

Corporate	—	—	(9.0)	(9.0)

Total ongoing	1,019.0	1,023.5	180.7	163.7

Exited businesses
– Powertrain	—	90.6	(0.1)	13.9
– Other I&A	—	53.6	—	8.2
– Doors & Windows	—	—	—	(0.1)

Total exited	—	144.2	(0.1)	22.0

Total continuing operations	1,019.0	1,167.7	180.6	185.7

By origin
US	523.1	536.5	89.5	77.6
Rest of North America	83.8	167.6	22.8	38.0
UK	30.5	34.7	1.6	2.5
Rest of Europe	156.0	186.8	28.4	23.3
Asia	166.4	177.9	34.4	37.9
Rest of the world	59.2	64.2	3.9	6.4

	1,019.0	1,167.7	180.6	185.7

By destination
US	515.9	583.0
Rest of North America	81.3	102.1
UK	23.1	25.5
Rest of Europe	161.5	195.9
Asia	167.5	184.7
Rest of the world	69.7	76.5

	1,019.0	1,167.7

*	Re-presented

PAGE | 16

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

D)	SALES AND ADJUSTED EBITDA FOR 6M 2012 – CONTINUING OPERATIONS

		Sales	Adjusted EBITDA
	6M 2012 $ million	6M 2011* $ million	6M 2012 $ million	6M 2011* $ million
Ongoing segments
Gates:
– Gates North America	707.8	666.6	168.6	162.8
– Gates EMEA	396.5	437.9	63.3	60.4
– Gates APAC	344.0	354.2	65.2	72.4
– Gates South America	81.2	76.1	6.4	4.6

	1,529.5	1,534.8	303.5	300.2

Building Products:
– Air Distribution	437.1	431.3	59.1	44.5
– Bathware	58.4	54.6	0.5	(1.7)

	495.5	485.9	59.6	42.8

Corporate	—	—	(16.9)	(19.7)

Total ongoing	2,025.0	2,020.7	346.2	323.3

Exited segments
– Powertrain	—	174.1	—	25.4
– Other I&A	—	116.4	(0.1)	14.8
– Doors & Windows	—	—	(0.1)	(0.3)

Total exited	—	290.5	(0.2)	39.9

Total continuing operations	2,025.0	2,311.2	346.0	363.2

By origin
US	1,022.2	1,067.0	158.8	147.9
Rest of North America	169.3	333.1	44.4	74.4
UK	61.8	70.4	4.6	6.9
Rest of Europe	322.7	370.6	58.3	45.5
Asia	324.3	340.4	67.3	75.5
Rest of the world	124.7	129.7	12.6	13.0

	2,025.0	2,311.2	346.0	363.2

By destination
US	1,009.8	1,158.8
Rest of North America	163.0	211.6
UK	47.5	51.1
Rest of Europe	333.5	389.4
Asia	325.7	348.3
Rest of the world	145.5	152.0

	2,025.0	2,311.2

*	Re-presented

Inter-segment sales were not significant in any of the periods presented.

PAGE | 17

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

Reconciliation of profit/(loss) for the period from continuing operations to adjusted EBITDA:

	Q2 2012 $ million	Q2 2011* $ million	6M 2012 $ million	6M 2011* $ million
Profit/(loss) for the period from continuing operations	73.7	(9.6)	80.8	(20.6)
Income tax (benefit)/expense	(50.5)	12.8	(37.3)	28.5

Profit before tax	23.2	3.2	43.5	7.9
Net finance costs	64.5	62.8	114.3	124.7

Operating profit	87.7	66.0	157.8	132.6
Amortization	33.4	36.6	69.5	73.3
Depreciation	37.4	46.3	72.6	90.5

EBITDA	158.5	148.9	299.9	296.4
Share-based incentives	13.1	24.7	29.5	49.2
Transaction costs	—	0.4	—	0.8
Impairments	1.9	—	3.7	—
Restructuring costs (see note 3)	6.9	12.7	12.9	18.0
Net loss/(gain) on disposals and on the exit of businesses (see note 3)	0.2	(1.0)	—	(1.2)

Adjusted EBITDA	180.6	185.7	346.0	363.2

*	Re-presented

3	RESTRUCTURING INITIATIVES

Restructuring costs for the total Group in 6M 2012 were $13.0 million (6M 2011: $18.2 million), and in both years related principally to our Sierra initiative that focuses on continuous identification and implementation of cost reduction opportunities and efficiency improvements across many of the Group’s businesses. Also during 6M 2012, costs of $2.0 million were incurred in relation to the closure of the Charleston plant within Gates North America, primarily during the first quarter of 2012.

Restructuring costs in 6M 2011 included the release of a provision for restructuring costs of $10.6 million due to the reversal of the decision to close a division in the Powertrain operating segment, following the recovery in the demand for its products.

		Q2 2012		Q2 2011*		6M 2012		6M 2011*
	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million
Ongoing segments
Gates:
– Gates North America	(3.6)	—	(5.1)	1.1	(7.1)	—	(9.7)	1.1
– Gates EMEA	(1.3)	—	(3.2)	(0.1)	(2.7)	—	(5.2)	(0.1)
– Gates APAC	(1.5)	—	(2.5)	(0.1)	(2.5)	—	(4.8)	(0.1)
– Gates South America	(0.5)	—	(0.7)	—	(0.7)	—	(1.5)	—

	(6.9)	—	(11.5)	0.9	(13.0)	—	(21.2)	0.9

Building Products:
– Air Distribution	(0.2)	—	(0.6)	—	(0.3)	0.5	(0.6)	—
– Bathware	(0.1)	—	(0.2)	—	(0.6)	—	(0.8)	—

	(0.3)	—	(0.8)	—	(0.9)	0.5	(1.4)	—

Corporate	—	(0.1)	—	0.4	—	(0.5)	(3.4)	0.4

Total ongoing	(7.2)	(0.1)	(12.3)	1.3	(13.9)	—	(26.0)	1.3

Exited businesses
– Powertrain	0.3	(0.1)	(0.4)	—	1.0	—	7.9	—
– Other I&A	—	—	—	(0.1)	—	—	0.1	0.1
– Doors & Windows	—	—	—	(0.2)	—	—	—	(0.2)

	0.3	(0.1)	(0.4)	(0.3)	1.0	—	8.0	(0.1)

Continuing operations	(6.9)	(0.2)	(12.7)	1.0	(12.9)	—	(18.0)	1.2

Discontinued operations
– Sensors & Valves	—	162.9	—	—	—	162.9	—	—
– Dexter	(0.1)	—	(0.1)	—	(0.1)	—	(0.2)	—

	(0.1)	162.9	(0.1)	—	(0.1)	162.9	(0.2)	—

Total operations	(7.0)	162.7	(12.8)	1.0	(13.0)	162.9	(18.2)	1.2

*	Re-presented (see note 2 and note 7)

PAGE | 18

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4	INTEREST EXPENSE

	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million
Borrowings:
– Interest on bank and other loans:
Term loans	26.5	30.9	53.6	67.4
Other bank loans	0.9	0.6	1.8	1.3
Second Lien Notes	25.0	28.3	50.0	57.5
2011 Notes	—	0.1	—	3.4
2015 Notes	0.3	0.4	0.6	0.8

	52.7	60.3	106.0	130.4
Interest element of finance lease rentals	—	0.1	0.1	0.1
Net loss on financial liabilities held at amortized cost	5.3	—	5.3	0.1
Other interest payable	2.0	3.5	4.2	8.2

	60.0	63.9	115.6	138.8
Post-employment benefits:
– Interest cost on benefit obligation	14.8	16.3	29.8	32.6

	74.8	80.2	145.4	171.4

Continuing operations	74.5	80.2	144.8	171.4
Discontinued operations	0.3	—	0.6	—

	74.8	80.2	145.4	171.4

During the period, the Group changed its estimates of the future cash flows relating to certain of its borrowings that are held at amortized cost. The changes were driven primarily by the impacts of the various debt reductions made during the current period and expected to be made in future periods. As a result of these changes, the amortized cost of the affected borrowings increased by $6.4 million and a corresponding loss was recognized in interest expense. This loss was partially offset by certain other adjustments to the amortized cost of the Group’s borrowings.

5	INVESTMENT INCOME

	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million
Interest on bank deposits	0.6	0.7	1.1	1.5
Other interest receivable	0.1	0.2	0.2	0.7

	0.7	0.9	1.3	2.2
Post-employment benefits:
– Expected return on plan assets	18.3	17.0	36.2	33.9

	19.0	17.9	37.5	36.1

Continuing operations	18.9	17.9	37.4	36.1
Discontinued operations	0.1	—	0.1	—

	19.0	17.9	37.5	36.1

6	OTHER FINANCE (EXPENSE)/INCOME

	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million
(Loss)/gain on embedded derivatives	(6.6)	(0.2)	(5.1)	2.8
Currency translation (loss)/gain on hedging instruments	(2.3)	(0.3)	(1.8)	7.8

	(8.9)	(0.5)	(6.9)	10.6

Other finance (expense)/income is wholly attributable to continuing operations.

PAGE | 19

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7	DISCONTINUED OPERATIONS

A)	BACKGROUND

During the second quarter of 2012, management began actively seeking prospective buyers for its Dexter Axle business, which comprises the Dexter operating segment. Dexter is a leading manufacturer of axle components for the utility, industrial trailer and recreational vehicle end market segments primarily in the US. The business sells its products directly to Original Equipment Manufacturers and through national distributors.

Comparative information for Q2 2011 and 6M 2011 has been re-presented to reflect the classification of the Dexter operating segment as a discontinued operation.

During Q2 2011, management began to seek buyers for its Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment. Schrader Electronics, which is based in Northern Ireland, is a designer and manufacturer of Tire Pressure Monitoring Systems and sells primarily into automotive OE markets in the US. Schrader International manufactures a range of automotive products including gauges and valves, which are sold mainly in the US and Europe.

The Group concluded the disposal of the Schrader businesses on April 27, 2012. The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction but on April 12, 2012, the Group sold this investment to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

B)	RESULTS AND CASH FLOWS

The profit for the period from discontinued operations may be analyzed as follows:

	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million
(Loss)/profit for the period
Sales	119.8	190.0	321.7	389.4
Cost of sales	(89.8)	(143.2)	(233.3)	(291.0)

Gross profit	30.0	46.8	88.4	98.4
Distribution costs	(7.0)	(11.0)	(18.1)	(22.0)
Administrative expenses	(8.9)	(18.6)	(26.1)	(36.6)
Impairments	—	—	(1.0)	—
Restructuring costs	(0.1)	(0.1)	(0.1)	(0.2)
Share of (loss)/profit of associates	(0.1)	0.1	(0.3)	(0.1)

Operating profit	13.9	17.2	42.8	39.5
Interest expense	(0.3)	—	(0.6)	—
Interest income	0.1	—	0.1	—

Profit before tax	13.7	17.2	42.3	39.5
Income tax expense	(81.9)	(4.1)	(88.5)	(7.7)

(Loss)/profit for the period	(68.2)	13.1	(46.2)	31.8

Profit on disposal of discontinued operations
Profit before tax	162.9	—	162.9	—
Income tax benefit	12.6	—	12.6	—

Profit after tax	175.5	—	175.5	—

Profit for the period from discontinued operations	107.3	13.1	129.3	31.8

Cash flows arising from discontinued operations during the period were as follows:

	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million
Cash inflow from operating activities	21.5	23.5	27.7	42.1
Cash outflow from investing activities	(4.6)	(1.4)	(9.1)	(3.9)
Cash (outflow)/inflow from financing activities	(3.3)	0.9	(1.4)	0.9

Net increase in net cash and cash equivalents	13.6	23.0	17.2	39.1

PAGE | 20

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7	DISCONTINUED OPERATIONS (CONTINUED)

C)	SALES AND ADJUSTED EBITDA

The sales and adjusted EBITDA of discontinued operations may be analyzed as follows:

	Sales				Adjusted EBITDA
	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million
By operating segment
– Sensors & Valves	36.0	116.5	147.9	237.3	5.3	20.5	21.8	43.2
– Dexter	83.8	73.5	173.8	152.1	13.6	10.6	31.0	23.6

	119.8	190.0	321.7	389.4	18.9	31.1	52.8	66.8
By origin
US	90.0	95.6	199.9	196.4	14.9	15.5	35.3	37.0
UK	21.7	66.4	88.0	137.3	3.0	11.5	14.2	22.6
Rest of Europe	5.6	19.0	24.0	37.9	0.8	3.4	3.7	6.0
Asia	0.1	0.1	0.1	0.2	0.1	(0.1)	0.1	(0.2)
Rest of the world	2.4	8.9	9.7	17.6	0.1	0.8	(0.5)	1.4

	119.8	190.0	321.7	389.4	18.9	31.1	52.8	66.8

				Sales
	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million
By destination
US	100.7	131.9	245.2	274.0
Rest of North America	6.8	17.1	25.9	31.4
UK	0.6	1.4	1.5	3.0
Rest of Europe	6.5	23.6	29.4	48.3
Asia	2.1	5.8	7.8	12.5
Rest of the world	3.1	10.2	11.9	20.2

	119.8	190.0	321.7	389.4

D)	RECONCILIATION TO ADJUSTED EBITDA

Reconciliation of profit for the period from discontinued operations to adjusted EBITDA:

	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million
Profit for the period from discontinued operations	107.3	13.1	129.3	31.8
Profit on disposal	(175.5)	—	(175.5)	—

(Loss)/profit for the period	(68.2)	13.1	(46.2)	31.8
Income tax expense	81.9	4.1	88.5	7.7

Profit before tax	13.7	17.2	42.3	39.5
Net finance expense	0.2	—	0.5	—

Operating profit	13.9	17.2	42.8	39.5
Amortization	2.0	4.9	3.9	9.7
Depreciation	1.8	8.6	3.5	16.4

EBITDA	17.7	30.7	50.2	65.6
Share-based incentives	1.1	0.3	1.5	1.0
Impairments	—	—	1.0	—
Restructuring costs	0.1	0.1	0.1	0.2

Adjusted EBITDA	18.9	31.1	52.8	66.8

PAGE | 21

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8	CASH FLOW

	Q2 2012 $ million	Q2 2011 $ million	6M 2012 $ million	6M 2011 $ million
Profit for the period	181.0	3.5	210.1	11.2
Interest expense	74.8	80.2	145.4	171.4
Investment income	(19.0)	(17.9)	(37.5)	(36.1)
Other finance expense/(income)	8.9	0.5	6.9	(10.6)
Income tax expense	18.8	16.9	38.6	36.2

Operating profit from continuing and discontinued operations	264.5	83.2	363.5	172.1
Share of profit of associates	(0.2)	(0.8)	(0.1)	(1.1)
Amortization of intangible assets	36.5	41.5	73.4	83.0
Depreciation of property, plant and equipment	38.1	54.9	76.1	106.9
Impairments:
– Investment in associate	—	—	1.0	—
– Property, plant and equipment	1.5	—	3.3	—
– Trade and other receivables	0.4	—	0.4	—
Loss/(gain) on disposal of businesses:
– Continuing operations	—	0.1	0.4	(0.1)
– Discontinued operations	(162.9)	—	(162.9)	—
Loss/(gain) on sale of property, plant and equipment	0.2	0.1	(0.2)	0.4
Share-based incentives	14.2	25.0	31.0	50.2
Decrease in post-employment benefit obligations	(10.5)	(14.1)	(21.7)	(39.4)
Decrease in provisions	(1.7)	(9.9)	(3.8)	(18.5)

	180.1	180.0	360.4	353.5
Movements in working capital:
– (Increase)/decrease in inventories	(18.7)	15.0	(49.0)	(18.6)
– Increase in receivables	(31.8)	(34.0)	(139.1)	(144.0)
– Increase/(decrease) in payables	6.4	(8.5)	48.7	24.1

Cash generated from operations	136.0	152.5	221.0	215.0

9	GOODWILL

$ million
Carrying amount
As at December 31, 2011	1,585.4
Purchase accounting adjustment	(13.6)
Transfers to assets held for sale	(92.1)
Foreign currency translation	(1.2)

As at June 30, 2012	1,478.5

10	OTHER INTANGIBLES

	Brands and trade names $ million	Customer relationships $ million	Technology and know-how $ million	Computer software $ million	Total $ million
Carrying amount
As at December 31, 2011	323.9	1,370.2	219.4	17.7	1,931.2
Purchase accounting adjustment	—	14.2	—	—	14.2
Additions	—	—	—	2.3	2.3
Amortization charge for the period	—	(50.3)	(19.2)	(3.9)	(73.4)
Transfers to assets held for sale	(20.9)	(105.9)	—	(0.5)	(127.3)
Foreign currency translation	—	(12.9)	—	(0.1)	(13.0)

As at June 30, 2012	303.0	1,215.3	200.2	15.5	1,734.0

PAGE | 22

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11	PROPERTY, PLANT AND EQUIPMENT

$ million
Carrying amount
As at December 31, 2011	902.9
Additions	39.5
Depreciation charge for the period	(76.1)
Transfers to assets held for sale	(42.5)
Impairments	(3.3)
Disposals	(1.2)
Foreign currency translation	(5.3)

As at June 30, 2012	814.0

12	TRADE AND OTHER RECEIVABLES

	As at June 30, 2012 $ million	As at December 31, 2011 $ million
Current assets
Financial assets:
– Trade receivables	735.2	635.5
– Derivative financial instruments (see note 16)	0.3	0.4
– Collateralized cash	16.5	17.7
– Other receivables	38.3	40.2

	790.3	693.8

Non-financial assets:
– Prepayments	30.2	34.6

	820.5	728.4

Non-current assets
Financial assets:
– Derivative financial instruments (see note 16)	0.6	0.2
– Other receivables	8.2	10.9

	8.8	11.1

Non-financial assets:
– Prepayments	15.5	9.0

	24.3	20.1

13	ASSETS HELD FOR SALE

During the second quarter of 2012, management actively began to seek prospective buyers for its Dexter Axle business, which comprises the Dexter operating segment. Dexter is a leading manufacturer of axle components for the utility, industrial trailer and recreational vehicle end market segments primarily in the US. Dexter sells its products directly to Original Equipment Manufacturers and through national distributors.

During Q2 2011, management began to seek buyers for its Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment. Schrader Electronics, which is based in Northern Ireland, is a designer and manufacturer of Tire Pressure Monitoring Systems and sells primarily into automotive OE markets in the US. Schrader International manufactures a range of automotive products including gauges and valves, which are sold mainly in the US and Europe.

As discussed in note 7, the Group sold Schrader businesses on April 27, 2012. The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction but on April 12, 2012, the Group sold this investment to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

Assets held for sale also include vacant properties no longer required by the Group for its manufacturing operations.

PAGE | 23

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13	ASSETS HELD FOR SALE (CONTINUED)

Assets classified as held for sale and directly associated liabilities were as follows:

	As at June 30, 2012 $ million	As at December 31, 2011 $ million
Assets held for sale
Goodwill	92.1	84.8
Other intangible assets	127.3	109.8
Property, plant and equipment	42.3	117.6
Investments in associates	—	3.7
Inventories	31.0	61.1
Trade and other receivables	19.1	65.7

	311.8	442.7

Liabilities directly associated with assets held for sale
Trade and other payables	(26.3)	(68.4)
Provisions	(2.6)	(6.8)
Post-employment benefit obligations	—	(2.3)
Deferred tax liabilities	(56.1)	(36.8)

	(85.0)	(114.3)

	226.8	328.4

14	BORROWINGS

	As at June 30, 2012			As at December 31, 2011
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Carrying amount
Bank overdrafts	3.7	—	3.7	5.5	—	5.5
Bank and other loans:
– Secured	492.7	1,970.1	2,462.8	25.3	2,590.8	2,616.1
– Unsecured	14.5	21.1	35.6	17.1	20.9	38.0

	507.2	1,991.2	2,498.4	42.4	2,611.7	2,654.1

	510.9	1,991.2	2,502.1	47.9	2,611.7	2,659.6

The Group’s secured borrowings are jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of the Company’s direct and indirect subsidiaries and secured by liens on substantially all of their assets. An analysis of the security given is presented in note 22.

The carrying amount of borrowings includes the following items, each of which are being amortized to profit or loss over the term of the related borrowings using the effective interest method:

•	costs incurred on the arrangement and subsequent re-pricing of the Term Loan A and Term Loan B credit facilities and on the issuance of the Second Lien Notes; and

•

the fair value on inception of the interest rate floor (an embedded derivative) that applies to amounts drawn down under the Term Loan A and Term Loan B credit facilities and the change in the fair value of the interest rate floor that resulted from the subsequent re-pricing of the facilities.

The carrying amount of borrowings may be reconciled to the principal amount outstanding as follows:

	As at June 30, 2012 $ million	As at December 31, 2011 $ million
Carrying amount	2,502.1	2,659.6
Issue costs and interest rate floor adjustment	158.5	184.6
Accrued interest payable	(24.7)	(24.3)

Principal amount	2,635.9	2,819.9

PAGE | 24

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14	BORROWINGS (CONTINUED)

The principal amount of borrowings may be analyzed as follows:

	As at June 30, 2012			As at December 31, 2011
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Principal amount
Bank overdrafts	3.7	—	3.7	5.5	—	5.5
Bank and other loans:
– Secured
Term Loan A	14.2	106.3	120.5	26.5	211.6	238.1
Term Loan B	14.6	1,427.5	1,442.1	15.2	1,488.5	1,503.7
Second Lien Notes	475.0	560.0	1,035.0	—	1,035.0	1,035.0

	503.8	2,093.8	2,597.6	41.7	2,735.1	2,776.8
– Unsecured
2015 Notes	—	20.5	20.5	—	20.4	20.4
Other loan notes	13.5	—	13.5	15.5	—	15.5
Other bank loans	—	0.6	0.6	1.2	0.5	1.7

	13.5	21.1	34.6	16.7	20.9	37.6

	521.0	2,114.9	2,635.9	63.9	2,756.0	2,819.9

Bank loans

Senior Secured Credit Facilities

The Group has Senior Secured Credit Facilities consisting of a Term Loan A credit facility, a Term Loan B credit facility and a senior secured revolving credit facility. The Term Loan A credit facility and the revolving credit facility mature on September 29, 2015 and the Term Loan B credit facility matures on September 29, 2016.

Term Loan A is subject to quarterly amortization payments of 2.5% and Term Loan B is subject to quarterly amortization payments of 0.25%, in each case based on the original principal amount less certain prepayments with the balance payable on maturity. During 6M 2012, the Group made quarterly amortization payments of $10.1 million against Term Loan A and $7.5 million against Term Loan B.

On April 16, 2012, the Group made an optional prepayment at par under Term Loan A of $85.0 million, plus accrued interest thereon.

In addition, as a consequence of the disposal of the Schrader businesses in April 2012, the Group was required to make an offer to prepay a portion of the term loans to the extent of the net cash proceeds received from the sale, after certain adjustments as determined under the credit agreement. As a result, on May 11, 2012, the Group prepaid $22.5 million against Term Loan A and $54.1 million against Term Loan B. As at June 30, 2012, the principal amount outstanding under Term Loan A was $120.5 million and that under Term Loan B was $1,442.1 million.

The revolving credit facility provides for multi-currency revolving loans and letters of credit up to an aggregate principal amount of $300.0 million, with a letter of credit sub-facility of $100.0 million. As at June 30, 2012, there were no drawings for cash under the revolving credit facility but there were letters of credit outstanding amounting to $56.6 million.

Borrowings under the Senior Secured Credit Facilities bear interest at a floating rate, which can be either LIBOR plus an applicable margin or, at the Group’s option, a base rate as defined in the credit agreement plus an applicable margin. LIBOR and the base rate are both subject to floors. On inception of the facilities, the applicable margin for Term Loan B was 4.5% per annum for LIBOR and 3.5% per annum for base rate. The applicable margin for Term Loan A was between 3.75% and 4.25% per annum for LIBOR and 2.75% and 3.25% per annum for base rate depending on a total leverage to EBITDA ratio. LIBOR was subject to a 1.75% floor and base rate was subject to a 2.75% floor. Effective February 17, 2011, the Group agreed with the providers of the Senior Secured Credit Facilities a re-pricing of Term Loan A and Term Loan B and amendments to certain of the covenants attaching to the facilities. For both Term Loan A and Term Loan B the applicable margin for LIBOR was reduced to 3.0% per annum, with LIBOR being subject to a 1.25% floor, and the applicable margin for base rate was reduced to 2.0% per annum, with base rate being subject to a 2.25% floor. As at June 30, 2012, borrowings under both Term Loan A and Term Loan B attracted an interest rate of 4.25% per annum (in both cases, to be next re-set on September 28, 2012).

Each letter of credit issued under the revolving credit facility attracts a participation fee equal to the applicable LIBOR margin under the revolving credit facility to the maximum amount available to be drawn and a fronting fee of the greater of 0.25% of the maximum amount available to be drawn and $1,500 per annum. An unused line fee of 0.75% per annum is based on the unused portion of the revolving credit facility (which may decrease to 0.5% per annum based on a total leverage to EBITDA ratio).

PAGE | 25

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14	BORROWINGS (CONTINUED)

Other borrowings

Second Lien Notes

As at June 30, 2012, the Group had outstanding $1,035.0 million 9% Senior Secured Second Lien Notes (the ‘Second Lien Notes’), which mature on October 1, 2018.

At any time, or from time to time, prior to October 1, 2013, but not more than once in any twelve-month period, the Group may redeem up to 10% of the original aggregate principal amount of the Second Lien Notes at a redemption price of 103% of the principal amount thereof plus accrued and unpaid interest thereon up to but not including the redemption date.

On July 24, 2012, the Group gave notice to the holders of the Second Lien Notes of its intention to exercise this call option in full. The resulting prepayment of an aggregate principal amount of $115.0 million, plus the required 3% premium and interest accrued up to the redemption date, is expected to be made on September 4, 2012.

At any time prior to October 1, 2014, the Group may redeem the Second Lien Notes at its option, in whole at any time or in part from time to time, at 100% of the principal amount thereof plus the greater of (i) 1% of the principal amount and (ii) the excess of the present value at the redemption date of the redemption price as at October 1, 2014 and the required interest payments due from the redemption date to October 1, 2014 (discounted using an appropriate US Treasury Rate plus 50 basis points) over the principal amount, plus accrued and unpaid interest to the redemption date.

Notwithstanding the foregoing, at any time and from time to time prior to October 1, 2013, the Group may redeem in the aggregate up to 35% of the original aggregate principal amount of the Second Lien Notes (calculated after giving effect to any issuance of additional Second Lien Notes) with the net cash proceeds of equity offerings by Pinafore Coöperatief U.A. or certain of its subsidiaries at a redemption price of 109% of the principal amount thereof plus accrued and unpaid interest thereon up to but not including the redemption date, provided that at least 65% of the original aggregate principal amount of the Second Lien Notes remain outstanding after each such redemption (calculated after giving effect to any issuance of additional Second Lien Notes) and the Group satisfies certain other conditions.

On and after October 1, 2014, the Group may redeem the Second Lien Notes, at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as percentage of the principal amount), plus accrued and unpaid interest to the redemption date:

Redemption price
During the year commencing:
– October 1, 2014	104.50%
– October 1, 2015	102.25%
– October 1, 2016 and thereafter	100.00%

In the event of a change of control over the Company, each holder will have the right to require the Group to repurchase all or any part of such holder’s Second Lien Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase, except to the extent that the Group has previously elected to redeem the Second Lien Notes.

On June 21, 2012, the Group initiated a tender offer to purchase for cash up to $475 million of the principal amount outstanding of the Second Lien Notes. In conjunction with the tender offer, consent was sought from the holders for certain amendments to the Indenture governing the notes, primarily to increase the Group’s capacity to make distribution payments. The offer was fully subscribed and, on July 20, 2012, the Group paid $547.1 million, which included an aggregate premium of $59.2 million and accrued interest of $12.9 million.

2011 Notes and 2015 Notes

When it was acquired by the Group, Tomkins had in issue 8% notes repayable at par on December 20, 2011 (the ‘2011 Notes’) and 6.125% notes repayable at par on September 16, 2015 (the ‘2015 Notes’).

On December 20, 2011, the Group repaid in full the remaining 2011 Notes plus accrued interest. As at June 30, 2012, the principal amount outstanding of the 2015 Notes was £13.2 million ($20.5 million).

Other loan notes

Other loan notes principally comprise the loan notes that certain shareholders in Tomkins Limited elected to receive as an alternative to cash in respect of all or part of the consideration payable to them by the Group on the acquisition of Tomkins (the ‘Loan Note Alternative’). As at June 30, 2012, loan notes with a principal amount of £8.7 million ($13.5 million) were outstanding under the Loan Note Alternative. The loan notes accrue interest at the higher of 0.8% below LIBOR and 0%.

The loan notes fall due for repayment, at par, on December 31, 2015. From June 30, 2011 until December 31, 2015, each holder has the right to require full or part repayment, at par, half-yearly on June 30 and December 31 and for this reason these loan notes are classified as current liabilities. The Group may purchase some or all of the loan notes at any time and at any price by tender, private treaty or otherwise.

Although the loan notes are unsecured, the Group is required to retain in an escrow account cash equivalent to the nominal amount of the outstanding loan notes.

PAGE | 26

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15	TRADE AND OTHER PAYABLES

	As at June 30, 2012 $ million	As at December 31, 2011 $ million
Current liabilities
Financial liabilities:
– Trade payables	357.7	330.6
– Other taxes and social security	19.3	25.3
– Derivative financial instruments (see note 16)	0.3	2.2
– Other payables	36.2	37.3

	413.5	395.4

Non-financial liabilities:
– Accruals and deferred income	146.1	149.6

	559.6	545.0

Non-current liabilities
Financial liabilities:
– Derivative financial instruments (see note 16)	41.4	36.2
– Other payables	9.8	10.6

	51.2	46.8

Non-financial liabilities:
– Accruals and deferred income	0.8	0.4

	52.0	47.2

16	DERIVATIVE FINANCIAL INSTRUMENTS

The carrying amount of derivative financial instruments held by the Group was as follows:

	As at June 30, 2012			As at December 31, 2011
	Assets $ million	Liabilities $ million	Total $ million	Assets $ million	Liabilities $ million	Total $ million
Hedging activities
Translational hedges:
– Currency swaps	0.6	(0.1)	0.5	0.2	—	0.2

Transactional hedges:
– Currency forwards	0.3	(0.3)	—	0.4	(2.2)	(1.8)

	0.9	(0.4)	0.5	0.6	(2.2)	(1.6)

Other items
Embedded derivatives	—	(41.3)	(41.3)	—	(36.2)	(36.2)

	0.9	(41.7)	(40.8)	0.6	(38.4)	(37.8)

Classified as:
– Current	0.3	(0.3)	—	0.4	(2.2)	(1.8)
– Non-current	0.6	(41.4)	(40.8)	0.2	(36.2)	(36.0)

	0.9	(41.7)	(40.8)	0.6	(38.4)	(37.8)

PAGE | 27

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17	POST-EMPLOYMENT BENEFIT OBLIGATIONS

The net liability recognized in respect of post-employment benefits was as follows:

	As at June 30, 2012			As at December 31, 2011
	Pensions $ million	Other post- employment benefits $ million	Total $ million	Pensions $ million	Other post- employment benefits $ million	Total $ million
Present value of the benefit obligation	(1,180.4)	(127.2)	(1,307.6)	(1,136.4)	(126.4)	(1,262.8)
Fair value of plan assets	1,173.1	—	1,173.1	1,134.7	—	1,134.7

	(7.3)	(127.2)	(134.5)	(1.7)	(126.4)	(128.1)
Effect of the asset ceiling	(58.4)	—	(58.4)	(64.6)	—	(64.6)

Net liability	(65.7)	(127.2)	(192.9)	(66.3)	(126.4)	(192.7)

The net liability is presented in the Group’s balance sheet as follows:

	As at June 30, 2012			As at December 31, 2011
	Pensions $ million	Other post- employment benefits $ million	Total $ million	Pensions $ million	Other post- employment benefits $ million	Total $ million
Surpluses	6.9	—	6.9	6.7	—	6.7
Deficits	(72.6)	(127.2)	(199.8)	(70.7)	(126.4)	(197.1)

	(65.7)	(127.2)	(192.9)	(64.0)	(126.4)	(190.4)
Liabilities directly associated with assets held for sale (see note 13)	—	—	—	(2.3)	—	(2.3)

Net liability	(65.7)	(127.2)	(192.9)	(66.3)	(126.4)	(192.7)

Changes in the net liability during 6M 2012 were as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Net liability as at December 31, 2011	(66.3)	(126.4)	(192.7)

– Current service cost	(1.2)	(0.1)	(1.3)
– Interest cost	(27.0)	(2.8)	(29.8)
– Expected return on plan assets	36.2	—	36.2
– Disposal of subsidiaries	1.9	—	1.9
– Net actuarial loss	(34.0)	(3.5)	(37.5)
– Contributions	17.4	5.5	22.9
– Foreign currency translation	0.6	0.1	0.7

	(72.4)	(127.2)	(199.6)

Effect of the asset ceiling	6.7	—	6.7

Net liability as at June 30, 2012	(65.7)	(127.2)	(192.9)

The weighted average discount rates used in determining the net liability were as follows:

	As at June 30, 2012	As at December 31, 2011
Pensions:
– UK	4.875%	5.000%
– US	4.250%	5.000%
– Other countries	3.642%	3.690%

Other benefits	4.147%	4.740%

18	PROVISIONS

$ million
As at December 31, 2011	66.0
Charge for the period	20.6
Utilized during the period	(19.6)
Released during the period	(4.5)
Disposal of subsidiaries	(5.6)
Transfer of guaranteed uncertain tax liability on disposal of subsidiaries	1.9
Foreign currency translation	(0.1)

As at June 30, 2012	58.7

PAGE | 28

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	PROVISIONS (CONTINUED)

Provisions are presented in the Group’s balance sheet as follows:

	As at June 30, 2012 $ million	As at December 31, 2011 $ million
Ongoing businesses:
– Current liabilities	31.9	33.9
– Non-current liabilities	24.2	25.3

	56.1	59.2
Liabilities directly associated with assets held for sale (see note 13)	2.6	6.8

	58.7	66.0

As at June 30, 2012, provisions relate primarily to claims for workers’ compensation, product warranties and product liabilities.

19	DISPOSAL OF BUSINESSES

The Group concluded the disposal of the Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment on April 27, 2012. The businesses were sold for $519.4 million, pending the finalization of the closing working capital and any unpaid transaction expenses. This consideration includes $14.4 million in relation to a non-controlling equity interest in the acquiring entity, which has been classified as an available-for-sale investment.

The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction but on April 12, 2012, the Group sold this investment to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

The initial financial effect of these disposals was as follows:

6M 2012 $ million
Proceeds:
– Cash	507.5
– Shares	14.4

521.9
Net assets disposed of:
Goodwill	(87.8)
Identifiable intangible assets	(116.3)
Property, plant and equipment	(123.6)
Investments in associates	(2.5)
Deferred tax assets	(0.8)
Inventories	(66.4)
Trade and other receivables	(76.8)
Cash and cash equivalents	(0.8)
Trade and other payables	75.9
Income tax liabilities	1.5
Provisions	5.6
Post-employment benefit obligations	1.9
Deferred tax liabilities	42.4

(347.7)
Disposal costs	(16.7)
Currency translation differences transferred from equity	5.4

Gain on disposal	162.9

The provisional net cash inflow/(outflow) on disposals was as follows:

6M 2012 $ million
Proceeds received:
– Disposals in the period	507.5
– Disposals in previous periods	2.2
Disposal costs paid in respect of current and prior period disposals	(11.4)
Cash and cash equivalents disposed of	(0.8)

497.5

PAGE | 29

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20	CONTINGENCIES

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business, including, in Brazil, ongoing litigation with the State of Sao Paulo Tax Department in respect of tax paid, totaling approximately $28 million (including penalties and interest). Although the affected Group business has been sold as part of the Schrader disposal (see note 19), under the terms of the sale agreement the Group has provided an indemnity in respect of this litigation. Based on the success of work to date, and legal advice received, management is of the opinion that the Group is able to rigorously defend its position against virtually all of this particular claim, plus the associated penalty and interest. Management does not anticipate that the outcome of this, or of any other current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position, results of operations or cash flows.

21	SUBSEQUENT EVENTS

Tender offer on the Second Lien Notes

On June 21, 2012, the Group initiated a tender offer to purchase for cash up to $475 million of the principal amount outstanding of the Second Lien Notes. In conjunction with the tender offer, consent was sought from the holders for certain amendments to the Indenture governing the notes, primarily to increase the Group’s capacity to make distribution payments. The offer was fully subscribed and, on July 20, 2012, the Group paid $547.1 million, which included an aggregate premium of $59.2 million and accrued interest of $12.9 million.

Exercise of Second Lien Note call option

On July 24, 2012, the Group gave notice to the holders of the Second Lien Notes of its intention to exercise a call option to redeem 10% of the original aggregate principal amount of the notes at a redemption price of 103%. The resulting prepayment of an aggregate principal amount of $115.0 million, plus the required 3% premium and interest accrued up to the redemption date, is expected to be made on September 4, 2012.

PAGE | 30

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Senior Secured Credit Facilities and the Second Lien Notes were issued by Tomkins, Inc. and Tomkins, LLC (the ‘Issuers’), which are both wholly-owned subsidiaries of the Company, and are jointly and severally, irrevocably and fully and unconditionally guaranteed by the Company and certain other of the Company’s wholly-owned subsidiaries (the ‘Guarantors’).

Supplemental condensed consolidating financial information is presented below comprising the Group’s income statements and cash flow statements for Q2 2012, Q2 2011, 6M 2012 and 6M 2011 and its balance sheets as at June 30, 2012 and December 31, 2011, showing the amounts attributable to the Company, the Issuers and those of its other subsidiaries that were Guarantors as at June 30, 2012 separately from the amounts attributable to those of its subsidiaries that were not Guarantors. The condensed consolidating financial information is prepared in accordance with the Group’s accounting policies, except that investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method of accounting, the parent company’s income statement includes on one line its share of the profit or loss of its subsidiary undertakings and the parent company’s balance sheet includes on one line its share of the net assets of its subsidiary undertakings.

A)	CONSOLIDATED INCOME STATEMENT

Q2 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	690.0	519.4	(190.4)	1,019.0
Cost of sales	—	—	(471.0)	(377.2)	190.4	(657.8)

Gross profit	—	—	219.0	142.2	—	361.2
Distribution costs	—	—	(80.1)	(39.6)	—	(119.7)
Administrative expenses	(0.4)	(0.5)	(95.5)	(48.7)	—	(145.1)
Impairments	—	—	(1.7)	(0.2)	—	(1.9)
Restructuring costs	—	—	(6.7)	(0.2)	—	(6.9)
Net loss on disposals and on the exit of businesses	—	—	—	(0.2)	—	(0.2)
Share of profit of associates	—	—	—	0.3	—	0.3

Operating (loss)/profit	(0.4)	(0.5)	35.0	53.6	—	87.7

Interest expense	—	(59.1)	(62.5)	(8.0)	55.1	(74.5)
Investment income	0.1	47.1	21.7	5.1	(55.1)	18.9
Other finance expense	—	(6.6)	(1.8)	(0.5)	—	(8.9)
Net finance income/(costs)	0.1	(18.6)	(42.6)	(3.4)	—	(64.5)
Share of profits of subsidiaries under the equity method	175.4	—	29.5	—	(204.9)	—

Profit/(loss) before tax	175.1	(19.1)	21.9	50.2	(204.9)	23.2
Income tax (expense)/benefit	—	(1.5)	52.3	(0.3)	—	50.5

Profit/(loss) for the period from continuing operations	175.1	(20.6)	74.2	49.9	(204.9)	73.7

Discontinued operations
Profit for the period from discontinued operations	—	—	101.2	6.1	—	107.3

Profit/(loss) for the period	175.1	(20.6)	175.4	56.0	(204.9)	181.0
Non-controlling interests	—	—	—	(5.9)	—	(5.9)

Profit/(loss) for the period attributable to equity shareholders	175.1	(20.6)	175.4	50.1	(204.9)	175.1

PAGE | 31

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

B)	CONSOLIDATED INCOME STATEMENT

Q2 2011*

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	713.8	626.1	(172.2)	1,167.7
Cost of sales	—	—	(505.2)	(462.3)	172.2	(795.3)

Gross profit	—	—	208.6	163.8	—	372.4
Distribution costs	—	—	(83.9)	(42.9)	—	(126.8)
Administrative expenses	(0.3)	(0.4)	(112.9)	(54.6)	—	(168.2)
Transaction costs	—	—	(0.4)	—	—	(0.4)
Restructuring costs	—	—	(13.3)	0.6	—	(12.7)
Net gain/(loss) on disposals and on the exit of businesses	—	—	1.2	(0.2)	—	1.0
Share of profit of associates	—	—	0.7	—	—	0.7

Operating (loss)/profit	(0.3)	(0.4)	—	66.7	—	66.0

Interest expense	—	(61.2)	(74.1)	(12.0)	67.1	(80.2)
Investment income	—	57.6	21.4	6.0	(67.1)	17.9
Other finance expense	—	(0.2)	(0.1)	(0.2)	—	(0.5)
Net finance costs	—	(3.8)	(52.8)	(6.2)	—	(62.8)
Share of (losses)/profits of subsidiaries under the equity method	(2.3)	—	24.6	—	(22.3)	—

(Loss)/profit before tax	(2.6)	(4.2)	(28.2)	60.5	(22.3)	3.2
Income tax benefit/(expense)	—	3.6	13.9	(20.8)	(9.5)	(12.8)

(Loss)/profit for the period from continuing operations	(2.6)	(0.6)	(14.3)	39.7	(31.8)	(9.6)

Discontinued operations
Profit for the period from discontinued operations	—	—	11.9	1.2	—	13.1

(Loss)/profit for the period	(2.6)	(0.6)	(2.4)	40.9	(31.8)	3.5
Non-controlling interests	—	—	—	(6.1)	—	(6.1)

(Loss)/profit for the period attributable to equity shareholders	(2.6)	(0.6)	(2.4)	34.8	(31.8)	(2.6)

*	Re-presented (see note 7)

PAGE | 32

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

C)	CONSOLIDATED INCOME STATEMENT

6M 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,362.5	1,039.9	(377.4)	2,025.0
Cost of sales	—	—	(939.2)	(755.5)	377.4	(1,317.3)

Gross profit	—	—	423.3	284.4	—	707.7
Distribution costs	—	—	(161.3)	(77.9)	—	(239.2)
Administrative expenses	(0.6)	(1.2)	(199.0)	(93.7)	—	(294.5)
Impairments	—	—	(3.5)	(0.2)	—	(3.7)
Restructuring costs	—	—	(13.2)	0.3	—	(12.9)
Share of profit of associates	—	—	0.1	0.3	—	0.4

Operating (loss)/profit	(0.6)	(1.2)	46.4	113.2	—	157.8

Interest expense	—	(113.3)	(131.0)	(14.0)	113.5	(144.8)
Investment income	0.1	97.0	43.6	10.2	(113.5)	37.4
Other finance expense	—	(5.2)	(1.2)	(0.5)	—	(6.9)
Net finance income/(costs)	0.1	(21.5)	(88.6)	(4.3)	—	(114.3)
Share of profits of subsidiaries under the equity method	199.7	—	67.2	—	(266.9)	—

Profit/(loss) before tax	199.2	(22.7)	25.0	108.9	(266.9)	43.5
Income tax (expense)/benefit	—	(1.2)	53.5	(15.0)	—	37.3

Profit/(loss) for the period from continuing operations	199.2	(23.9)	78.5	93.9	(266.9)	80.8

Discontinued operations
Profit for the period from discontinued operations	—	—	121.2	8.1	—	129.3

Profit/(loss) for the period	199.2	(23.9)	199.7	102.0	(266.9)	210.1
Non-controlling interests	—	—	—	(10.9)	—	(10.9)

Profit/(loss) for the period attributable to equity shareholders	199.2	(23.9)	199.7	91.1	(266.9)	199.2

PAGE | 33

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

D)	CONSOLIDATED INCOME STATEMENT

6M 2011*

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,420.7	1,246.8	(356.3)	2,311.2
Cost of sales	—	—	(1,008.5)	(919.1)	356.3	(1,571.3)

Gross profit	—	—	412.2	327.7	—	739.9
Distribution costs	—	—	(172.2)	(84.2)	—	(256.4)
Administrative expenses	(0.3)	(0.4)	(227.5)	(106.3)	—	(334.5)
Transaction costs	(0.1)	—	(0.7)	—	—	(0.8)
Restructuring costs	—	—	(25.8)	7.8	—	(18.0)
Net gain/(loss) on disposals and on the exit of businesses	—	—	1.4	(0.2)	—	1.2
Share of profit/(loss) of associates	—	—	1.3	(0.1)	—	1.2

Operating (loss)/profit	(0.4)	(0.4)	(11.3)	144.7	—	132.6

Interest expense	—	(128.8)	(161.1)	(21.0)	139.5	(171.4)
Investment income	—	120.9	42.9	11.8	(139.5)	36.1
Other finance income/(expense)	—	0.5	10.3	(0.2)	—	10.6
Net finance costs	—	(7.4)	(107.9)	(9.4)	—	(124.7)
Share of (losses)/profits of subsidiaries under the equity method	(1.4)	—	88.6	—	(87.2)	—

(Loss)/profit before tax	(1.8)	(7.8)	(30.6)	135.3	(87.2)	7.9
Income tax benefit/(expense)	—	3.6	(0.7)	(31.9)	0.5	(28.5)

(Loss)/profit for the period from continuing operations	(1.8)	(4.2)	(31.3)	103.4	(86.7)	(20.6)
Discontinued operations
Profit for the period from discontinued operations	—	—	29.9	1.9	—	31.8

(Loss)/profit for the period	(1.8)	(4.2)	(1.4)	105.3	(86.7)	11.2
Non-controlling interests	—	—	—	(13.0)	—	(13.0)

(Loss)/profit for the period attributable to equity shareholders	(1.8)	(4.2)	(1.4)	92.3	(86.7)	(1.8)

*	Re-presented (see note 7)

PAGE | 34

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

E)	CONSOLIDATED CASH FLOW STATEMENT

Q2 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	—	(0.5)	77.4	59.1	—	136.0
Income taxes paid	—	—	(19.5)	(14.2)	—	(33.7)
Income taxes received	—	0.1	0.9	2.1	—	3.1

Net cash (outflow)/inflow from operating activities	—	(0.4)	58.8	47.0	—	105.4

Investing activities
Purchase of property, plant and equipment	—	—	(15.3)	(10.1)	—	(25.4)
Purchase of computer software	—	—	(1.0)	(0.3)	—	(1.3)
Capitalization of development costs	—	—	(0.2)	—	—	(0.2)
Disposal of property, plant and equipment	—	—	0.4	—	—	0.4
Purchase of available-for-sale investments	—	—	(0.4)	—	—	(0.4)
Sale of investments in associates	—	—	2.5	—	—	2.5
Purchase of interests in subsidiaries, net of cash acquired	—	—	(48.8)	(0.2)	49.0	—
Sale of businesses and subsidiaries, net of cash disposed	—	—	498.8	48.9	(51.7)	496.0
Interest received	—	48.6	3.6	3.4	(55.0)	0.6
Dividends received from subsidiaries	—	—	75.7	—	(75.7)	—

Net cash inflow from investing activities	—	48.6	515.3	41.7	(133.4)	472.2

Financing activities
Issue of ordinary shares	—	—	—	(2.7)	2.7	—
Repayment of bank and other loans	—	(168.8)	(3.2)	—	—	(172.0)
Loans from/(to) Group companies	0.2	310.7	(328.2)	17.3	—	—
Payments on foreign currency derivatives	—	—	(0.6)	—	—	(0.6)
Capital element of finance lease rental payments	—	—	(0.1)	—	—	(0.1)
Decrease/(increase) in collateralized cash	—	—	0.1	(0.7)	—	(0.6)
Return of management investment	(0.9)	—	—	—	—	(0.9)
Sale/(purchase) of own shares	0.7	—	(0.6)	(0.1)	—	—
Interest paid	—	(65.6)	(51.8)	(3.3)	55.0	(65.7)
Equity dividend paid	—	—	—	(75.7)	75.7	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(4.5)	—	(4.5)

Net cash inflow/(outflow) from financing activities	—	76.3	(384.4)	(69.7)	133.4	(244.4)

Increase in net cash and cash equivalents	—	124.5	189.7	19.0	—	333.2
Net cash and cash equivalents at the beginning of the period	—	113.8	202.1	168.9	—	484.8
Foreign currency translation	—	(0.1)	24.3	(26.8)	—	(2.6)

Net cash and cash equivalents at the end of the period	—	238.2	416.1	161.1	—	815.4

PAGE | 35

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

F)	CONSOLIDATED CASH FLOW STATEMENT

Q2 2011

	Company $ million	Issuers $ million	Other Guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(0.2)	(0.6)	81.4	71.9	—	152.5
Income taxes paid	—	—	(10.5)	(20.1)	—	(30.6)
Income taxes received	—	—	0.1	0.9	—	1.0

Net cash (outflow)/inflow from operating activities	(0.2)	(0.6)	71.0	52.7	—	122.9

Investing activities
Purchase of property, plant and equipment	—	—	(12.4)	(12.3)	—	(24.7)
Purchase of computer software	—	—	(2.6)	(0.5)	—	(3.1)
Capitalization of development costs	—	—	(0.3)	—	—	(0.3)
Disposal of property, plant and equipment	—	—	9.2	1.4	—	10.6
Purchase of interests in subsidiaries, net of cash acquired	—	—	(3.9)	0.6	2.2	(1.1)
Sale of businesses and subsidiaries, net of cash disposed	—	—	24.6	1.9	(1.9)	24.6
Interest received	—	57.5	6.3	4.0	(67.1)	0.7
Dividends received from subsidiaries	—	—	45.1	—	(45.1)	—

Net cash inflow/(outflow) from investing activities	—	57.5	66.0	(4.9)	(111.9)	6.7

Financing activities
Issue of ordinary shares	—	—	—	0.3	(0.3)	—
Draw-down of bank and other loans	—	—	0.9	—	—	0.9
Repayment of bank and other loans	—	(11.6)	(37.1)	—	—	(48.7)
Loans from/(to) Group companies	0.9	(43.3)	55.6	(13.2)	—	—
Payments on foreign currency derivatives	—	—	(0.8)	—	—	(0.8)
Capital element of finance lease rental payments	—	—	—	(0.2)	—	(0.2)
Decrease in collateralized cash	—	—	30.5	0.1	—	30.6
Purchase of non-controlling interest	—	—	(13.1)	—	—	(13.1)
Return of management investment	(0.7)	—	—	—	—	(0.7)
Interest paid	—	(23.4)	(64.1)	(6.1)	67.1	(26.5)
Financing costs paid	—	(5.3)	—	—	—	(5.3)
Equity dividend paid	—	—	—	(45.1)	45.1	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(24.0)	—	(24.0)

Net cash inflow/(outflow) from financing activities	0.2	(83.6)	(28.1)	(88.2)	111.9	(87.8)

(Decrease)/increase in net cash and cash equivalents	—	(26.7)	108.9	(40.4)	—	41.8
Net cash and cash equivalents at the beginning of the period	—	28.3	86.4	207.8	—	322.5
Foreign currency translation	—	—	(1.4)	2.7	—	1.3

Net cash and cash equivalents at the end of the period	—	1.6	193.9	170.1	—	365.6

PAGE | 36

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

G)	CONSOLIDATED CASH FLOW STATEMENT

6M 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(0.8)	(1.2)	97.0	126.0	—	221.0
Income taxes paid	—	—	(21.7)	(26.7)	2.6	(45.8)
Income taxes received	—	0.8	3.7	2.1	(2.6)	4.0

Net cash (outflow)/inflow from operating activities	(0.8)	(0.4)	79.0	101.4	—	179.2

Investing activities
Purchase of property, plant and equipment	—	—	(28.6)	(18.3)	2.8	(44.1)
Purchase of computer software	—	—	(2.5)	(0.5)	—	(3.0)
Capitalization of development costs	—	—	(0.5)	—	—	(0.5)
Disposal of property, plant and equipment	—	—	2.3	3.4	(2.8)	2.9
Purchase of available-for-sale financial assets	—	—	(0.4)	—	—	(0.4)
Sale of investments in associates	—	—	2.5	—	—	2.5
Purchase of interests in subsidiaries, net of cash acquired	—	—	(50.7)	(0.2)	49.8	(1.1)
Sale of businesses and subsidiaries, net of cash disposed	—	—	501.3	48.9	(55.2)	495.0
Interest received	0.1	100.0	7.9	6.9	(113.8)	1.1
Dividends received from associates	—	—	—	0.1	—	0.1
Dividends received from subsidiaries	—	—	100.1	—	(100.1)	—

Net cash inflow from investing activities	0.1	100.0	531.4	40.3	(219.3)	452.5

Financing activities
Issue of ordinary shares	2.2	—	—	(5.4)	3.2	—
Draw down of bank and other loans	—	—	2.0	0.1	—	2.1
Repayment of bank and other loans	—	(179.2)	(5.3)	—	—	(184.5)
Loans (to)/from Group companies	(1.3)	299.9	(283.3)	(15.3)	—	—
Payments on foreign currency derivatives	—	—	(1.6)	—	—	(1.6)
Capital element of finance lease rental payments	—	—	(0.1)	—	—	(0.1)
Interest element of finance lease rental payments	—	—	(0.1)	—	—	(0.1)
Decrease/(increase) in collateralized cash	—	—	2.1	(0.7)	—	1.4
Return of management investment	(0.9)	—	—	—	—	(0.9)
Sale/(purchase) of own shares	0.7	—	(2.7)	(0.2)	2.2	—
Interest paid	—	(81.8)	(108.3)	(7.0)	113.8	(83.3)
Equity dividend paid	—	—	—	(100.1)	100.1	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(21.2)	—	(21.2)

Net cash inflow/(outflow) from financing activities	0.7	38.9	(397.3)	(149.8)	219.3	(288.2)

Increase/(decrease) in net cash and cash equivalents	—	138.5	213.1	(8.1)	—	343.5
Net cash and cash equivalents at the beginning of the period	—	99.8	190.9	183.8	—	474.5
Foreign currency translation	—	(0.1)	12.1	(14.6)	—	(2.6)

Net cash and cash equivalents at the end of the period	—	238.2	416.1	161.1	—	815.4

PAGE | 37

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

H)	CONSOLIDATED CASH FLOW STATEMENT

6M 2011

	Company $ million	Issuers $ million	Other Guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(0.4)	(0.6)	56.8	159.2	—	215.0
Income taxes paid	—	—	(13.1)	(44.0)	—	(57.1)
Income taxes received	—	—	0.1	1.0	—	1.1

Net cash (outflow)/inflow from operating activities	(0.4)	(0.6)	43.8	116.2	—	159.0

Investing activities
Purchase of property, plant and equipment	—	—	(28.2)	(30.5)	2.8	(55.9)
Purchase of computer software	—	—	(3.2)	(0.9)	—	(4.1)
Capitalization of development costs	—	—	(0.3)	—	—	(0.3)
Disposal of property, plant and equipment	—	—	9.5	8.8	(2.8)	15.5
Investments in associates	—	—	(0.4)	—	—	(0.4)
Purchase of interests in subsidiaries, net of cash acquired	—	—	(9.0)	—	6.5	(2.5)
Sale of businesses and subsidiaries, net of cash disposed	—	—	27.1	1.9	(1.9)	27.1
Interest received	—	120.8	12.4	7.8	(139.8)	1.2
Dividends received from associates	—	—	0.3	0.2	—	0.5
Dividends received from subsidiaries	—	—	79.8	—	(79.8)	—

Net cash inflow/(outflow) from investing activities	—	120.8	88.0	(12.7)	(215.0)	(18.9)

Financing activities
Issue of ordinary shares	—	—	—	4.6	(4.6)	—
Draw-down of bank and other loans	—	—	0.9	0.3	—	1.2
Repayment of bank and other loans	—	(23.2)	(45.0)	—	—	(68.2)
Premium on redemption of notes	—	—	(0.4)	—	—	(0.4)
Loans from/(to) Group companies	1.1	40.9	(11.6)	(30.4)	—	—
Payments on foreign currency derivatives	—	—	7.8	—	—	7.8
Capital element of finance lease rental payments	—	—	(0.1)	(0.3)	—	(0.4)
Interest element of finance lease rental payments	—	—	(0.1)	—	—	(0.1)
Decrease in collateralized cash	—	—	30.5	—	—	30.5
Purchase of non-controlling interest	—	—	(13.1)	—	—	(13.1)
Return of management investment	(0.7)	—	—	—	—	(0.7)
Interest paid	—	(104.6)	(131.2)	(11.8)	139.8	(107.8)
Financing costs paid	—	(34.8)	—	—	—	(34.8)
Equity dividend paid	—	—	—	(79.8)	79.8	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(43.9)	—	(43.9)

Net cash inflow/(outflow) from financing activities	0.4	(121.7)	(162.3)	(161.3)	215.0	(229.9)

Decrease in net cash and cash equivalents	—	(1.5)	(30.5)	(57.8)	—	(89.8)
Net cash and cash equivalents at the beginning of the period	—	3.1	226.1	223.0	—	452.2
Foreign currency translation	—	—	(1.7)	4.9	—	3.2

Net cash and cash equivalents at the end of the period	—	1.6	193.9	170.1	—	365.6

PAGE | 38

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

I)	CONSOLIDATED BALANCE SHEET

As at June 30, 2012

	Company $ million	Issuers $ million	Other Guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	718.3	760.2	—	1,478.5
Other intangible assets	—	—	1,078.5	655.5	—	1,734.0
Property, plant and equipment	—	—	380.7	433.3	—	814.0
Investments in subsidiaries under the equity method	2,254.0	—	2,585.2	—	(4,839.2)	—
Investments in associates	—	—	4.3	2.5	—	6.8
Trade and other receivables	—	6.1	15.0	3.2	—	24.3
Deferred tax assets	—	—	3.1	47.0	(1.3)	48.8
Post-employment benefit surpluses	—	—	6.9	—	—	6.9

	2,254.0	6.1	4,792.0	1,901.7	(4,840.5)	4,113.3

Current assets
Inventories	—	—	351.2	230.1	(0.8)	580.5
Trade and other receivables	18.1	2,639.1	1,075.5	1,325.9	(4,238.1)	820.5
Income tax recoverable	—	—	4.6	13.6	15.6	33.8
Available-for-sale investments	—	—	14.9	1.3	—	16.2
Cash and cash equivalents	—	238.2	419.5	161.4	—	819.1

	18.1	2,877.3	1,865.7	1,732.3	(4,223.3)	2,270.1

Assets held for sale	—	—	309.2	2.6	—	311.8

Total assets	2,272.1	2,883.4	6,966.9	3,636.6	(9,063.8)	6,695.2

Current liabilities
Bank overdrafts	—	—	(3.4)	(0.3)	—	(3.7)
Bank and other loans	—	(487.2)	(20.0)	—	—	(507.2)
Obligations under finance leases	—	—	(0.2)	—	—	(0.2)
Trade and other payables	(0.6)	(2.2)	(378.3)	(351.4)	172.9	(559.6)
Income tax liabilities	—	(1.9)	(59.8)	(39.3)	2.0	(99.0)
Provisions	—	—	(21.8)	(10.1)	—	(31.9)

	(0.6)	(491.3)	(483.5)	(401.1)	174.9	(1,201.6)

Non-current liabilities
Bank and other loans	—	(1,970.1)	(20.5)	(0.6)	—	(1,991.2)
Obligations under finance leases	—	—	(2.4)	—	—	(2.4)
Trade and other payables	—	(322.8)	(3,552.8)	(241.5)	4,065.1	(52.0)
Post-employment benefit obligations	—	—	(132.5)	(67.3)	—	(199.8)
Deferred tax liabilities	—	(1.8)	(414.7)	(194.2)	—	(610.7)
Provisions	—	—	(21.5)	(2.7)	—	(24.2)

	—	(2,294.7)	(4,144.4)	(506.3)	4,065.1	(2,880.3)

Liabilities directly associated with assets held for sale	—	—	(85.0)	—	—	(85.0)

Total liabilities	(0.6)	(2,786.0)	(4,712.9)	(907.4)	4,240.0	(4,166.9)

Net assets	2,271.5	97.4	2,254.0	2,729.2	(4,823.8)	2,528.3

Capital and reserves
Shareholders’ equity	2,271.5	97.4	2,254.0	2,472.3	(4,823.8)	2,271.4
Non-controlling interests	—	—	—	256.9	—	256.9

Total equity	2,271.5	97.4	2,254.0	2,729.2	(4,823.8)	2,528.3

PAGE | 39

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

J)	CONSOLIDATED BALANCE SHEET

As at December 31, 2011

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	823.2	762.2	—	1,585.4
Other intangible assets	—	—	1,239.2	692.0	—	1,931.2
Property, plant and equipment	—	—	439.8	463.1	—	902.9
Investments in subsidiaries under the equity method	2,058.6	—	2,612.5	—	(4,671.1)	—
Investments in associates	—	—	4.3	2.3	—	6.6
Trade and other receivables	—	7.4	9.0	3.7	—	20.1
Deferred tax assets	—	—	3.3	6.6	(2.0)	7.9
Post-employment benefit surpluses	—	—	6.7	—	—	6.7

	2,058.6	7.4	5,138.0	1,929.9	(4,673.1)	4,460.8

Current assets
Inventories	—	—	359.7	213.4	(1.4)	571.7
Trade and other receivables	17.6	2,811.0	893.3	1,290.2	(4,283.7)	728.4
Income tax recoverable	—	—	11.0	10.3	(0.8)	20.5
Available-for-sale investments	—	—	—	1.1	—	1.1
Cash and cash equivalents	—	99.8	196.4	183.8	—	480.0

	17.6	2,910.8	1,460.4	1,698.8	(4,285.9)	1,801.7

Assets held for sale	—	—	388.8	53.9	—	442.7

Total assets	2,076.2	2,918.2	6,987.2	3,682.6	(8,959.0)	6,705.2

Current liabilities
Bank overdrafts	—	—	(5.5)	—	—	(5.5)
Bank and other loans	—	(19.8)	(22.6)	—	—	(42.4)
Obligations under finance leases	—	—	(0.2)	—	—	(0.2)
Trade and other payables	(0.7)	(1.9)	(363.7)	(331.2)	152.5	(545.0)
Income tax liabilities	—	—	(52.5)	(33.9)	0.9	(85.5)
Provisions	—	—	(18.9)	(15.0)	—	(33.9)

	(0.7)	(21.7)	(463.4)	(380.1)	153.4	(712.5)

Non-current liabilities
Bank and other loans	—	(2,590.7)	(20.4)	(0.6)	—	(2,611.7)
Obligations under finance leases	—	—	(2.6)	—	—	(2.6)
Trade and other payables	(0.6)	(182.4)	(3,723.8)	(271.6)	4,131.2	(47.2)
Post-employment benefit obligations	—	—	(129.6)	(67.5)	—	(197.1)
Deferred tax liabilities	—	(1.8)	(475.7)	(175.4)	2.0	(650.9)
Provisions	—	—	(24.5)	(0.8)	—	(25.3)

	(0.6)	(2,774.9)	(4,376.6)	(515.9)	4,133.2	(3,534.8)

Liabilities directly associated with assets held for sale	—	—	(88.6)	(25.7)	—	(114.3)

Total liabilities	(1.3)	(2,796.6)	(4,928.6)	(921.7)	4,286.6	(4,361.6)

Net assets	2,074.9	121.6	2,058.6	2,760.9	(4,672.4)	2,343.6

Capital and reserves
Shareholders’ equity	2,074.9	121.6	2,058.6	2,492.2	(4,672.4)	2,074.9
Non-controlling interests	—	—	—	268.7	—	268.7

Total equity	2,074.9	121.6	2,058.6	2,760.9	(4,672.4)	2,343.6

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